                                                               File Nos.33-
                                                                        811-8810


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

                   REGISTRATION STATEMENT UNDER THE SECURITIES
                                  ACT OF 1933                                [X]

                            Pre-Effective Amendment No.                      [ ]
                           Post-Effective Amendment No.                      [ ]
                                     and/or
                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                               COMPANY ACT OF 1940                           [X]
                                 Amendment No.
                        (Check appropriate box or boxes)

                          FS VARIABLE SEPARATE ACCOUNT
                           (Exact Name of Registrant)

                     First SunAmerica Life Insurance Company
                               (Name of Depositor)

                           733 Third Avenue, 4th Floor
                            New York, New York 10017
              (Address of Depositor's Principal Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code: (310) 772-6000

                            Christine A. Nixon, Esq.
                     First SunAmerica Life Insurance Company
                               c/o SunAmerica Inc.
                               1 SunAmerica Center
                       Los Angeles, California 90067-6022
                     (Name and Address of Agent for Service)


                      Approximate date of public offering:
                               December 18, 2000

Title of Securities being registered:

     Interests in a Separate Account under individual single premium deferred annuity contracts.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) shall determine.

                            VARIABLE SEPARATE ACCOUNT

                              Cross Reference Sheet

                               PART A - PROSPECTUS


Item Number in Form N-4                                              Caption
-----------------------                                              -------
1.             Cover Page.............................               Cover Page

2.             Definitions............................               Definitions

3.             Synopsis...............................               Summary; Fee Tables;
                                                                     Examples

4.             Condensed Financial Information........               Condensed Financial
                                                                     Information; Financial
                                                                     Statements

5.             General Description of Registrant,
               Depositor and Portfolio Companies......               Description of
                                                                     First SunAmerica, the
                                                                     Separate Account and
                                                                     the General Account;
                                                                     Variable Portfolio
                                                                     Options; Fixed
                                                                     Account Option

6.             Deductions.............................               Contract Charges

7.             General Description of
               Variable Annuity Contracts.............               Description of the
                                                                     Contracts

8.             Annuity Period.........................               Income Phase

9.             Death Benefit..........................               Description of the
                                                                     Contract

10.            Purchases and Contract Value...........               Purchases, Withdrawals
                                                                     and Contract Value;
                                                                     Distribution of Contracts

11.            Redemptions............................               Purchases, Withdrawals
                                                                     and Contract Value;
                                                                     Contract Charges

12.            Taxes..................................               Taxes

13.            Legal Proceedings......................               Legal Proceedings

14.            Table of Contents of Statement
               of Additional Information..............               Statement of Additional
                                                                     Information

                  PART B - STATEMENT OF ADDITIONAL INFORMATION


         Certain information required in part B of the Registration Statement has been included within the prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the prospectus.

Item Number in Form N-4                                Caption
-----------------------                                -------

15.      Cover Page.............................       Cover Page

16.      Table of Contents......................       Table of Contents

17.      General Information and History........       Not Applicable

18.      Services...............................       Not Applicable

19.      Purchase of Securities Being Offered...       Variable Portfolio
                                                       Options(P)

20.      Underwriters...........................       Distributor

21.      Calculation of Performance Data........       Performance Data

22.      Annuity Payments.......................       Income Phase(P);
                                                       Income Payments

23.      Financial Statements...................       Financial Statements


                                     PART C

     Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                    [FIRST SUNAMERICA ADVISOR PROFILE LOGO]

THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE FIRST SUNAMERICA ADVISOR VARIABLE ANNUITY. THE
ANNUITY IS MORE FULLY DESCRIBED IN THE PROSPECTUS. PLEASE READ THE PROSPECTUS CAREFULLY.

                               December 18, 2000

----------------------------------------------------------------
----------------------------------------------------------------
                1. THE FIRST SUNAMERICA ADVISOR VARIABLE ANNUITY
----------------------------------------------------------------
----------------------------------------------------------------

The First SunAmerica Advisor Variable Annuity is a contract between you and First SunAmerica Life Insurance Company. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals, such as retirement funding. Tax deferral means all your money, including the amount you would otherwise pay in current income taxes, remains in your contract to generate more earnings. Your money could grow faster than it would in a comparable taxable investment.

First SunAmerica Advisor offers a diverse selection of money managers and investment options. You may divide your money among any or all of our 27 variable portfolios and the one-year fixed account. Your investment is not guaranteed. The value of your Advisor contract can fluctuate up and down, based on the performance of the underlying investments you select and you may experience a loss.

The variable portfolios offer professionally managed investment choices with goals ranging from capital preservation to aggressive growth. Your choices for the various investment options are found on the next page.

The contract also offers a one-year fixed account option. The interest rates are guaranteed by First SunAmerica Life Insurance Company.

Like most annuities, the contract has an accumulation phase and an income phase. During the accumulation phase, the money you invested in your contract may grow. Your earnings are based on the investment performance of the variable portfolios to which your money is allocated and/or the interest rate earned on the fixed account option in which you invest. You may withdraw money from your contract during the accumulation phase. However, as with other tax-deferred investments, you will pay taxes on earnings and untaxed contributions when you withdraw them. A federal tax penalty may apply if you make withdrawals before age 59 1/2.

During the income phase, you may receive income payments from your annuity. Your income payments may be fixed in dollar amount, vary with investment performance or a combination of both, depending on where your money is allocated. Among other factors, the amount of money you are able to accumulate in your contract during the accumulation phase will affect the amount of your income payments during the income phase.
----------------------------------------------------------------
----------------------------------------------------------------
                               2. INCOME OPTIONS
----------------------------------------------------------------
----------------------------------------------------------------

You can select from one of five income options:

   (1) payments for your lifetime;

   (2) payments for your lifetime and your survivor's lifetime;

   (3) payments for your lifetime and your survivor's lifetime, but for not less than 10 years;

   (4) payments for your lifetime, but for not less than 10, or 20 years; and

   (5) payments for a specified period of 5 to 30 years.

You will also need to decide when your income payments begin and if you want your income payments to fluctuate with investment performance or remain constant. Once you begin receiving income payments, you cannot change your income option.

If your contract is part of a non-qualified retirement plan (one that is established with after-tax dollars), payments during the income phase are considered partly a return of your original investment. The "original investment" part of each payment is not taxable as income. For contracts which are part of a qualified retirement plan using before-tax dollars, the entire income payment is taxable as income.

----------------------------------------------------------------
----------------------------------------------------------------
                            3. PURCHASING AN ADVISOR
                           VARIABLE ANNUITY CONTRACT
----------------------------------------------------------------
----------------------------------------------------------------

You can buy a contract through your financial representative, who can also help you complete the proper forms. The minimum Purchase Payment is $10,000 and subsequent Purchase Payments may not be made after the contract has been issued. However, we will allow multiple 1035 exchange transfers as long as the transfers subject to certain restrictions.

                ----------------------------------------------------------------
                ----------------------------------------------------------------
                             4. INVESTMENT OPTIONS
                ----------------------------------------------------------------
                ----------------------------------------------------------------

You may allocate money to the following variable portfolios of the Anchor Series Trust and/or the SunAmerica Series Trust:

ANCHOR SERIES TRUST
  MANAGED BY WELLINGTON MANAGEMENT COMPANY, LLP
      - Capital Appreciation Portfolio
      - Growth Portfolio
      - Government and Quality Bond Portfolio

SUNAMERICA SERIES TRUST
  MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.
      - Global Equities Portfolio
      - Alliance Growth Portfolio
      - Growth-Income Portfolio
  MANAGED BY DAVIS SELECTED ADVISERS, L.P.
      - Davis Venture Value Portfolio
  MANAGED BY FEDERATED INVESTORS
      - Federated Value Portfolio
      - Corporate Bond Portfolio
  MANAGED BY GOLDMAN SACHS ASSET MANAGEMENT/   GOLDMAN SACHS ASSET MANAGEMENT
INTERNATIONAL
      - Goldman Sachs Research Portfolio
      - Asset Allocation Portfolio
      - Global Bond Portfolio
  MANAGED BY MASSACHUSETTS FINANCIAL SERVICES COMPANY
      - MFS Mid-Cap Growth Portfolio
      - MFS Growth and Income Portfolio
      - MFS Total Return Portfolio
  MANAGED BY MORGAN STANLEY ASSET MANAGEMENT
      - Technology Portfolio
      - International Diversified Equities Portfolio
      - Worldwide High Income Portfolio
  MANAGED BY PUTNAM INVESTMENT MANAGEMENT
  COMPANY, INC.
      - Emerging Markets Portfolio
      - International Growth and Income Portfolio
      - Putnam Growth Portfolio
  MANAGED BY SUNAMERICA ASSET MANAGEMENT CORP.
      - Aggressive Growth Portfolio
      - Growth Opportunities Portfolio
      - Blue Chip Growth Portfolio
      - SunAmerica Balanced Portfolio
      - High-Yield Bond Portfolio
      - Cash Management Portfolio

You may also allocate money to the one-year fixed account option. The interest rate applicable to the account will differ from time to time, however, we will never credit less than a 3% annual effective rate. Once established, the rate will not change during the one-year period.
                ----------------------------------------------------------------
                ----------------------------------------------------------------
                                  5. EXPENSES
                ----------------------------------------------------------------
                ----------------------------------------------------------------

We deduct insurance charges which equal 1.52% annually of the average daily value of your contract allocated to the variable portfolios.

As with other professionally managed investments, there are also investment charges imposed on contracts with money allocated to the variable portfolios. We estimate these fees to range from .53 to 1.90.

You are allowed to make transfers between investment options without charge. However, we reserve the right to limit the number of transfers each year and to charge a fee for transfers in excess of the limit. There are no withdrawal charges under the contract.

The following chart is designed to help you understand the charges in your contract. The column "Total Annual Charges" shows the total of the 1.52% insurance charges and the investment charges for each variable portfolio.

The next two columns show two examples of the charges you would pay under the contract. The examples assume that you invested $1,000 in a contract which earns 5% annually and that you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. The premium tax is assumed to be 0% in both examples.

----------------------------------------------------------------------------------------------------------------------------
                                                                                               EXAMPLES:
                                       TOTAL ANNUAL         TOTAL ANNUAL                     TOTAL EXPENSES   TOTAL EXPENSES
                                        INSURANCE            INVESTMENT       TOTAL ANNUAL     AT END OF        AT END OF
   ANCHOR SERIES TRUST PORTFOLIO         CHARGES              CHARGES           CHARGES          1 YEAR          10 YEARS
----------------------------------------------------------------------------------------------------------------------------
Capital Appreciation                      1.52%                0.74%             2.26%           $  23             $257
Growth                                    1.52%                0.73%             2.25%           $  23             $256
Government and Quality Bond               1.52%                0.66%             2.18%           $  22             $248
----------------------------------------------------------------------------------------------------------------------------
SUNAMERICA SERIES TRUST PORTFOLIO
Technology**                              1.52%                1.55%             3.07%           $  31             $349
Emerging Markets*                         1.52%                1.90%             3.42%           $  34             $389
International Diversified Equities        1.52%                1.22%             2.74%           $  27             $312
Global Equities                           1.52%                0.84%             2.36%           $  24             $268
International Growth and Income*          1.52%                1.21%             2.73%           $  27             $311
Growth Opportunities                      1.52%                1.00%             2.52%           $  25             $287
Aggressive Growth*                        1.52%                0.75%             2.27%           $  23             $258
MFS Mid-Cap Growth*                       1.52%                1.15%             2.67%           $  27             $304
Blue Chip Growth**                        1.52%                0.85%             2.37%           $  24             $269
Putnam Growth                             1.52%                0.80%             2.32%           $  23             $264
Goldman Sachs Research**                  1.52%                1.35%             2.87%           $  29             $326
Alliance Growth                           1.52%                0.63%             2.15%           $  22             $244
Davis Venture Value                       1.52%                0.74%             2.26%           $  23             $257
Federated Value*                          1.52%                0.77%             2.29%           $  23             $260
MFS Growth and Income                     1.52%                0.75%             2.27%           $  23             $258
Growth-Income                             1.52%                0.56%             2.08%           $  21             $236
Asset Allocation                          1.52%                0.63%             2.15%           $  22             $244
MFS Total Return                          1.52%                0.75%             2.27%           $  23             $258
SunAmerica Balanced*                      1.52%                0.66%             2.18%           $  22             $248
Worldwide High Income                     1.52%                1.12%             2.64%           $  26             $300
High-Yield Bond                           1.52%                0.67%             2.19%           $  22             $249
Corporate Bond                            1.52%                0.71%             2.23%           $  22             $254
Global Bond                               1.52%                0.84%             2.36%           $  24             $268
Cash Management                           1.52%                0.53%             2.05%           $  21             $233
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

 * For these Portfolios, the adviser, SunAmerica Asset Management Corp., has voluntarily agreed to waive fees or reimburse expenses, if necessary, to keep operating expenses at or below an established maximum amount. All waivers or reimbursements may be terminated at any time. For more detailed information, see Fee Tables and Examples in the prospectus.

** This portfolio was not available for sale during fiscal year 2000. The Total
   Annual Investment Charges are based on estimated amounts for the current fiscal year.

                ----------------------------------------------------------------
                ----------------------------------------------------------------
                                    6. TAXES
                ----------------------------------------------------------------
                ----------------------------------------------------------------

Unlike taxable investments where earnings are taxed in the year they are earned, taxes on amounts earned in a non-qualified contract are deferred until they are withdrawn. In a qualified contract, all amounts are taxable when they are withdrawn.

When you begin taking distributions or withdrawals from your contract, earnings are considered to be taken out first and will be taxed at your ordinary income rate. You may be subject to a 10% federal tax penalty for distributions or withdrawals before age 59 1/2.

                ----------------------------------------------------------------
                ----------------------------------------------------------------
                                 7. WITHDRAWALS
                ----------------------------------------------------------------
                ----------------------------------------------------------------

You may take withdrawals from your contract at any time in the amount of $1,000 or more. Withdrawal requests must be in writing. You may also establish systematic withdrawals in a minimum amount of $250. There are no withdrawal charges under the contract.

                ----------------------------------------------------------------
                ----------------------------------------------------------------
                                 8. PERFORMANCE
                ----------------------------------------------------------------
                ----------------------------------------------------------------

When you invest in the Advisor Variable Annuity, your money is actually invested in the underlying portfolios of the Anchor Series Trust and/or the SunAmerica Series Trust. The value of your annuity will fluctuate depending upon the investment performance of the portfolio(s) you choose.

The following chart shows total returns for each portfolio for the time periods shown. These numbers reflect the insurance charges, the contract maintenance fee and the investment charges. Past performance is no guarantee of future results.

-------------------------------------------------------------
                                         CALENDAR YEAR
  ANCHOR SERIES TRUST PORTFOLIO    1997       1998      1999
-------------------------------------------------------------
Capital Appreciation               23.56%     20.36%    65.37%
Growth                             28.43%     27.00%    25.01%
Government and Quality Bond         7.90%      7.47%    -3.10%
-------------------------------------------------------------
SUNAMERICA SERIES
TRUST PORTFOLIO
Technology                           N/A        N/A       N/A
Emerging Markets                     N/A     -25.40%    74.73%
International Diversified Equities  4.80%     16.70%    22.68%
Global Equities                    13.33%     20.97%    28.96%
International Growth and Income      N/A       9.13%    22.38%
Growth Opportunities                 N/A        N/A       N/A
Aggressive Growth                  10.64%     15.67%    81.89%
MFS Mid-Cap Growth                   N/A        N/A     56.06%
Blue Chip Growth                     N/A        N/A       N/A
Putnam Growth                      30.49%     32.69%    27.76%
Goldman Sachs Research               N/A        N/A       N/A
Alliance Growth                    29.46%     49.89%    31.09%
Davis Venture Value                32.25%     12.02%    14.38%
Federated Value                    29.46%     16.13%     4.61%
MFS Growth and Income                N/A        N/A      4.36%
Growth-Income                      31.90%     28.80%    28.08%
Asset Allocation                   19.98%      1.74%     7.83%
MFS Total Return                     N/A        N/A      1.32%
SunAmerica Balanced                22.60%     22.76%    19.56%
Worldwide High Income              13.81%    -18.33%    17.48%
High-Yield Bond                    12.74%     -4.43%     4.92%
Corporate Bond                      9.24%      4.38%    -3.31%
Global Bond                         8.41%      9.14%    -2.48%
Cash Management                     3.58%      3.51%     3.20%
                                 -
  -
  -
----------------------------------------
----------------------------------------

                ----------------------------------------------------------------
                ----------------------------------------------------------------
                                9. DEATH BENEFIT
                ----------------------------------------------------------------
                ----------------------------------------------------------------

If you should die during the accumulation phase, your beneficiary will receive a death benefit.

The death benefit is the greater of:

(1) the value of your contract at the time we receive satisfactory proof of death; or

(2) total purchase payments adjusted for withdrawals (and any fees or charges applicable to such withdrawals) in an amount proportionate to the amount by which such withdrawals decreased contract values; or

(3) the maximum anniversary value on any contract anniversary prior to your 81st birthday. The anniversary value equals the value of your contract on a contract anniversary plus any purchase payments and adjusted for withdrawals (and any fees or charges applicable to such withdrawals) in an amount proportionate to the amount by which such withdrawals decreased contract values, since that anniversary.

If you are age 90 or older at the time of death, the death benefit will be equal to the value of your contract at the time we receive satisfactory proof of death.
                ----------------------------------------------------------------
                ----------------------------------------------------------------
                             10. OTHER INFORMATION
                ----------------------------------------------------------------
                ----------------------------------------------------------------

FREE LOOK: You may cancel your contract within ten days by mailing it to our Annuity Service Center. Your contract will be treated as void on the date we receive it and we will pay you the greater of the value of your contract or the money you invested. Its value may be more or less than the money you initially invested.

ASSET ALLOCATION REBALANCING: If selected by you, this program seeks to keep your investment in line with your goals. We will maintain your specified allocation mix in the variable portfolios and the 1-year fixed account option by readjusting your money on a calendar quarter, semiannual or annual basis.

SYSTEMATIC WITHDRAWAL PROGRAM: If selected by you, this program allows you to receive either monthly, quarterly, semiannual or annual checks during the accumulation phase. Systematic withdrawals may also be electronically transferred to your bank account. Of course, withdrawals may be taxable and a 10% federal tax penalty may apply if you are under age 59 1/2.

DOLLAR COST AVERAGING: If selected by you, this program allows you to invest gradually in the variable portfolios from any of the variable portfolios or the 1-year fixed account.

CONFIRMATIONS AND QUARTERLY STATEMENTS: You will receive a confirmation of each transaction within your contract. Transactions made pursuant to contractual or systematic agreements such as the deduction of the annual maintenance fee and dollar cost averaging may be confirmed quarterly. For all other transactions, we send confirmations immediately. On a quarterly basis, you will receive a complete statement of your transactions over the past quarter and a summary of your account values.
                ----------------------------------------------------------------
                ----------------------------------------------------------------
                                 11. INQUIRIES
                ----------------------------------------------------------------
                ----------------------------------------------------------------

If you have questions about your contract or need to make changes, call your financial representative or contact us at:

      First SunAmerica Life Insurance Company
      Annuity Service Center
      P.O. Box 54299
      Los Angeles, California 90054-0299
      Telephone Number: (800) 99NY-SUN

If money accompanies your correspondence, you should direct it to:

      First SunAmerica Life Insurance Company
      P.O. Box 100357
      Pasadena, California 91189-0001

                        [FIRST SUNAMERICA ADVISOR LOGO]

                                   PROSPECTUS
                               DECEMBER 18, 2000

Please read this prospectus carefully         SINGLE PAYMENT DEFERRED ANNUITY CONTRACTS
before investing and keep it for              issued by
future reference. It contains                 FIRST SUNAMERICA LIFE INSURANCE COMPANY
important information about the First         in connection with
SunAmerica Advisor Variable Annuity.          VARIABLE ANNUITY ACCOUNT FOUR
                                              The annuity has 28 investment choices -A one-year fixed
To learn more about the annuity               account option, and the 27 Variable Portfolios listed below.
offered by this prospectus, you can           The 27 Variable Portfolios are part of the Anchor Series
obtain a copy of the Statement of             Trust or the SunAmerica Series Trust.
Additional Information ("SAI") dated          ANCHOR SERIES TRUST:
December 18, 2000. The SAI has been           MANAGED BY WELLINGTON MANAGEMENT COMPANY, LLP
filed with the Securities and                 - Capital Appreciation Portfolio
Exchange Commission ("SEC") and is            - Growth Portfolio
incorporated by reference into this           - Government and Quality Bond Portfolio
prospectus. The Table of Contents of          SUNAMERICA SERIES TRUST:
the SAI appears on page 14 of this            MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.
prospectus. For a free copy of the            - Global Equities Portfolio
SAI, call us at (800) 99NY-SUN or             - Alliance Growth Portfolio
write to us at our Annuity Service            - Growth-Income Portfolio
Center, P.O. Box 54299, Los Angeles,          MANAGED BY DAVIS SELECTED ADVISERS, L.P.
California 90054-0299.                        - Davis Venture Value Portfolio
                                              MANAGED BY FEDERATED INVESTORS
In addition, the SEC maintains a              - Federated Value Portfolio
website (http://www.sec.gov) that             - Corporate Bond Portfolio
contains the SAI, materials                   MANAGED BY GOLDMAN SACHS ASSET MANAGEMENT/
incorporated by reference and other           GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL
information filed electronically with         - Goldman Sachs Research
the SEC by First SunAmerica.                  - Asset Allocation Portfolio
                                              - Global Bond Portfolio
ANNUITIES INVOLVE RISKS, INCLUDING            MANAGED BY MASSACHUSETTS FINANCIAL SERVICES COMPANY
POSSIBLE LOSS OF PRINCIPAL, AND ARE           - MFS Mid-Cap Growth
NOT A DEPOSIT OR OBLIGATION OF, OR            - MFS Growth and Income
GUARANTEED OR ENDORSED BY, ANY BANK.          - MFS Total Return
THEY ARE NOT FEDERALLY INSURED BY THE         MANAGED BY MORGAN STANLEY ASSET MANAGEMENT
FEDERAL DEPOSIT INSURANCE                     - Technology
CORPORATION, THE FEDERAL RESERVE              - International Diversified Equities Portfolio
BOARD OR ANY OTHER AGENCY.                    - Worldwide High Income Portfolio
                                              MANAGED BY PUTNAM INVESTMENT MANAGEMENT COMPANY, INC.
                                              - Emerging Markets
                                              - International Growth and Income
                                              - Putnam Growth
                                              MANAGED BY SUNAMERICA ASSET MANAGEMENT CORP.
                                              - Aggressive Growth Portfolio
                                              - Growth Opportunities
                                              - Blue Chip Growth
                                              - SunAmerica Balanced Portfolio
                                              - High-Yield Bond Portfolio
                                              - Cash Management Portfolio

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR
     ADEQUACY OF  THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
        A CRIMINAL OFFENSE.

 ------------------------------------------------------------------
 ------------------------------------------------------------------
                         TABLE OF CONTENTS
 ------------------------------------------------------------------
 ------------------------------------------------------------------
 GLOSSARY....................................................     2
 FEE TABLES..................................................     3
       Owner Transaction Expenses............................     3
       Annual Separate Account Expenses......................     3
       Portfolio Expenses....................................     3
 EXAMPLES....................................................     4
 THE FIRST SUNAMERICA ADVISOR VARIABLE ANNUITY...............     5
 PURCHASING A FIRST SUNAMERICA ADVISOR VARIABLE ANNUITY......
                                                                  5
       Allocation of Purchase Payments.......................     5
       Accumulation Units....................................     6
       Free Look.............................................     6
 INVESTMENT OPTIONS..........................................     6
       Variable Portfolios...................................     6
       Anchor Series Trust...................................     6
       SunAmerica Series Trust...............................     7
       Fixed Account Options.................................     7
       Transfers During the Accumulation Phase...............     7
       Dollar Cost Averaging.................................     8
       Asset Allocation Rebalancing..........................     8
       Voting Rights.........................................     9
       Substitution..........................................     9
 WITHDRAWAL..................................................     9
       Systematic Withdrawal Program.........................     9
       Minimum Contract Value................................     9
 DEATH BENEFIT...............................................     9
 EXPENSES....................................................    10
       Insurance Charges.....................................    10
       Investment Charges....................................    10
       Transfer Fee..........................................    10
       Income Taxes..........................................    10
       Reduction or Elimination of Charges and Expenses, and
       Additional Amounts Credited...........................    10
 INCOME OPTIONS..............................................    10
       Annuity Date..........................................    10
       Income Options........................................    11
       Fixed or Variable Income Payments.....................    11
       Income Payments.......................................    11
       Transfers During the Income Phase.....................    11
       Deferment of Payments.................................    12
 TAXES.......................................................    12
       Annuity Contracts in General..........................    12
       Tax Treatment of Distributions -
       Non-Qualified Contracts...............................    12
       Tax Treatment of Distributions -
       Qualified Contracts...................................    12
       Minimum Distributions.................................    12
       Diversification.......................................    12
 PERFORMANCE.................................................    13
 OTHER INFORMATION...........................................    13
       First SunAmerica......................................    13
       The Separate Account..................................    13
       The General Account...................................    13
       Distribution of the Contract..........................    13
       Administration........................................    14
       Legal Proceedings.....................................    14
       Ownership.............................................    14
       Custodian.............................................    14
       Additional Information................................    14
 TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION....
                                                                 14
 ------------------------------------------------------------------
 ------------------------------------------------------------------
                              GLOSSARY
 ------------------------------------------------------------------
 ------------------------------------------------------------------
 We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.
 ACCUMULATION PHASE - The period during which the money you invest in the contract grows.
 ACCUMULATION UNITS - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation
 Phase.
 ANNUITANT(S) - The person(s) on whose life (lives) we base income payments.
 ANNUITY DATE - The date on which income payments are to begin, as selected by you.
 ANNUITY UNITS - A measurement we use to calculate the amount of income payments you receive from the variable portion of your contract during the Income Phase.
 BENEFICIARY - The person designated to receive any benefits under the contract if you or the Annuitant dies.
 COMPANY - First SunAmerica Life Insurance Company, We, Us, the
 insurer which issues this contract.
 INCOME PHASE - The period during which we make income payments to you.
 IRS - The Internal Revenue Service.
 NON-QUALIFIED (CONTRACT) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account
 ("IRA").
 PURCHASE PAYMENTS - The money you give us to buy the contract.
 QUALIFIED (CONTRACT) - A contract purchased with pretax dollars.
 These contracts are generally purchased under a pension plan, specially sponsored program or IRA.
 TRUSTS - Refers to the Anchor Series Trust and the SunAmerica
 Series Trust collectively.
 VARIABLE PORTFOLIO(S) - The variable investment options available under the contract. Each Variable Portfolio has its own investment objective and is invested in the underlying investments of the
 Anchor Series Trust or the SunAmerica Series Trust.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                   FEE TABLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE...............   None
CONTRACT MAINTENANCE CHARGE.....   None
TRANSFER FEE....................   None

  ANNUAL SEPARATE ACCOUNT EXPENSES
  (AS A PERCENTAGE OF AVERAGE ACCOUNT VALUE)

  Mortality and Expense Risk Charge................  1.37%
  Distribution Expense Charge......................  0.15%
                                                     -----
      TOTAL SEPARATE ACCOUNT EXPENSES                1.52%
                                                     =====

                               PORTFOLIO EXPENSES

                              ANCHOR SERIES TRUST
(AS A PERCENTAGE OF AVERAGE NET ASSETS FOR THE TRUST'S FISCAL YEAR PERIOD ENDED
                               DECEMBER 31, 1999)

                                                            MANAGEMENT         OTHER        TOTAL ANNUAL
                        PORTFOLIO                               FEE          EXPENSES         EXPENSES
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Capital Appreciation                                           0.70%           0.04%            0.74%
---------------------------------------------------------------------------------------------------------
Growth                                                         0.68%           0.05%            0.73%
---------------------------------------------------------------------------------------------------------
Government and Quality Bond                                    0.60%           0.06%            0.66%
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

                            SUNAMERICA SERIES TRUST
(AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER REIMBURSEMENT OR WAIVER OF EXPENSES
                       FOR THE TRUST'S FISCAL YEAR ENDED
                               JANUARY 31, 2000)

                                                            MANAGEMENT         OTHER        TOTAL ANNUAL
                        PORTFOLIO                               FEE          EXPENSES         EXPENSES
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Technology*                                                    1.20%           0.35%            1.55%
---------------------------------------------------------------------------------------------------------
Emerging Markets**                                             1.25%           0.65%            1.90%
---------------------------------------------------------------------------------------------------------
International Diversified Equities                             1.00%           0.22%            1.22%
---------------------------------------------------------------------------------------------------------
Global Equities                                                0.72%           0.12%            0.84%
---------------------------------------------------------------------------------------------------------
International Growth and Income                                0.98%           0.23%            1.21%
---------------------------------------------------------------------------------------------------------
Growth Opportunities*                                          0.75%           0.25%            1.00%
---------------------------------------------------------------------------------------------------------
Aggressive Growth                                              0.70%           0.05%            0.75%
---------------------------------------------------------------------------------------------------------
MFS Mid-Cap Growth                                             0.75%           0.40%            1.15%
---------------------------------------------------------------------------------------------------------
Blue Chip Growth*                                              0.70%           0.15%            0.85%
---------------------------------------------------------------------------------------------------------
Putnam Growth                                                  0.76%           0.04%            0.80%
---------------------------------------------------------------------------------------------------------
Goldman Sachs Research*                                        1.20%           0.15%            1.35%
---------------------------------------------------------------------------------------------------------
Alliance Growth                                                0.60%           0.03%            0.63%
---------------------------------------------------------------------------------------------------------
Davis Venture Value                                            0.71%           0.03%            0.74%
---------------------------------------------------------------------------------------------------------
Federated Value                                                0.71%           0.06%            0.77%
---------------------------------------------------------------------------------------------------------
MFS Growth and Income                                          0.70%           0.05%            0.75%
---------------------------------------------------------------------------------------------------------
Growth-Income                                                  0.53%           0.03%            0.56%
---------------------------------------------------------------------------------------------------------
Asset Allocation                                               0.58%           0.05%            0.63%
---------------------------------------------------------------------------------------------------------
MFS Total Return                                               0.66%           0.09%            0.75%
---------------------------------------------------------------------------------------------------------
SunAmerica Balanced                                            0.62%           0.04%            0.66%
---------------------------------------------------------------------------------------------------------
Worldwide High Income                                          1.00%           0.12%            1.12%
---------------------------------------------------------------------------------------------------------
High-Yield Bond                                                0.62%           0.05%            0.67%
---------------------------------------------------------------------------------------------------------
Corporate Bond                                                 0.62%           0.09%            0.71%
---------------------------------------------------------------------------------------------------------
Global Bond                                                    0.69%           0.15%            0.84%
---------------------------------------------------------------------------------------------------------
Cash Management                                                0.49%           0.04%            0.53%
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

   * This portfolio was not available for sale during fiscal year 2000. The percentages are based on estimated amounts for the current fiscal year.

  ** Absent recoupment of expenses by the adviser, you would have an 1.77% expense.

     THE ABOVE PORTFOLIO EXPENSES WERE PROVIDED BY THE TRUSTS. WE HAVE NOT
            INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    EXAMPLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

You will pay the following expenses on a $1,000 investment in each Variable Portfolio, assuming a 5% annual return, Participation Expenses after waiver, reimbursement or recoupment, if applicable, on assets and:
        (a) surrendered the contract at the end of the stated time period; and
        (b) if the contract is not surrendered.*

                         PORTFOLIO                             1 YEAR     3 YEARS      5 YEARS      10 YEARS
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
Capital Appreciation                                          (a) $23     (a) $70      (a) $120     (a) $257
                                                              (b) $23     (b) $70      (b) $120     (b) $257
-------------------------------------------------------------------------------------------------------------
Growth                                                        (a) $23     (a) $69      (a) $119     (a) $256
                                                              (b) $23     (b) $69      (b) $119     (b) $256
-------------------------------------------------------------------------------------------------------------
Government and Quality Bond                                   (a) $22     (a) $67      (a) $115     (a) $248
                                                              (b) $22     (b) $67      (b) $115     (b) $248
-------------------------------------------------------------------------------------------------------------
Technology                                                    (a) $31     (a) $95      (a) $162     (a) $349
                                                              (b) $31     (b) $95      (b) $162     (b) $349
-------------------------------------------------------------------------------------------------------------
Emerging Markets                                              (a) $34     (a) $106     (a) $181     (a) $389
                                                              (b) $34     (b) $106     (b) $181     (b) $389
-------------------------------------------------------------------------------------------------------------
International Diversified Equities                            (a) $27     (a) $85      (a) $145     (a) $312
                                                              (b) $27     (b) $85      (b) $145     (b) $312
-------------------------------------------------------------------------------------------------------------
Global Equities                                               (a) $24     (a) $73      (a) $125     (a) $268
                                                              (b) $24     (b) $73      (b) $125     (b) $268
-------------------------------------------------------------------------------------------------------------
International Growth and Income                               (a) $27     (a) $84      (a) $145     (a) $311
                                                              (b) $27     (b) $84      (b) $145     (b) $311
-------------------------------------------------------------------------------------------------------------
Growth Opportunities                                          (a) $25     (a) $78      (a) $133     (a) $287
                                                              (b) $25     (b) $78      (b) $133     (b) $287
-------------------------------------------------------------------------------------------------------------
Aggressive Growth                                             (a) $23     (a) $70      (a) $120     (a) $258
                                                              (b) $23     (b) $70      (b) $120     (b) $258
-------------------------------------------------------------------------------------------------------------
MFS Mid-Cap Growth                                            (a) $27     (a) $82      (a) $141     (a) $304
                                                              (b) $27     (b) $82      (b) $141     (b) $304
-------------------------------------------------------------------------------------------------------------
Blue Chip Growth                                              (a) $24     (a) $73      (a) $125     (a) $269
                                                              (b) $24     (b) $73      (b) $125     (b) $269
-------------------------------------------------------------------------------------------------------------
Putnam Growth                                                 (a) $23     (a) $72      (a) $123     (a) $264
                                                              (b) $23     (b) $72      (b) $123     (b) $264
-------------------------------------------------------------------------------------------------------------
Goldman Sachs Research                                        (a) $29     (a) $89      (a) $152     (a) $326
                                                              (b) $29     (b) $89      (b) $152     (b) $326
-------------------------------------------------------------------------------------------------------------
Alliance Growth                                               (a) $22     (a) $66      (a) $114     (a) $244
                                                              (b) $22     (b) $66      (b) $114     (b) $244
-------------------------------------------------------------------------------------------------------------
Davis Venture Value                                           (a) $23     (a) $70      (a) $120     (a) $257
                                                              (b) $23     (b) $70      (b) $120     (b) $257
-------------------------------------------------------------------------------------------------------------
Federated Value                                               (a) $23     (a) $71      (a) $121     (a) $260
                                                              (b) $23     (b) $71      (b) $121     (b) $260
-------------------------------------------------------------------------------------------------------------
MFS Growth and Income                                         (a) $23     (a) $70      (a) $120     (a) $258
                                                              (b) $23     (b) $70      (b) $120     (b) $258
-------------------------------------------------------------------------------------------------------------
Growth-Income                                                 (a) $21     (a) $64      (a) $110     (a) $236
                                                              (b) $21     (b) $64      (b) $110     (b) $236
-------------------------------------------------------------------------------------------------------------
Asset Allocation                                              (a) $22     (a) $66      (a) $114     (a) $244
                                                              (b) $22     (b) $66      (b) $114     (b) $244
-------------------------------------------------------------------------------------------------------------
MFS Total Return                                              (a) $23     (a) $70      (a) $120     (a) $258
                                                              (b) $23     (b) $70      (b) $120     (b) $258
-------------------------------------------------------------------------------------------------------------
SunAmerica Balanced                                           (a) $22     (a) $67      (a) $115     (a) $248
                                                              (b) $22     (b) $67      (b) $115     (b) $248
-------------------------------------------------------------------------------------------------------------
Worldwide High Income                                         (a) $26     (a) $81      (a) $140     (a) $200
                                                              (b) $26     (b) $81      (b) $140     (b) $300
-------------------------------------------------------------------------------------------------------------
High-Yield Bond                                               (a) $22     (a) $68      (a) $116     (a) $249
                                                              (b) $22     (b) $68      (b) $116     (b) $249
-------------------------------------------------------------------------------------------------------------
Corporate Bond                                                (a) $22     (a) $69      (a) $118     (a) $254
                                                              (b) $22     (b) $69      (b) $118     (b) $254
-------------------------------------------------------------------------------------------------------------
Global Bond                                                   (a) $24     (a) $73      (a) $125     (a) $268
                                                              (b) $24     (b) $73      (b) $125     (b) $268
-------------------------------------------------------------------------------------------------------------
Cash Management                                               (a) $21     (a) $63      (a) $108     (a) $233
                                                              (b) $21     (b) $63      (b) $108     (b) $233
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

       * First SunAmerica does not impose any fees or charges when beginning the Income Phase of your contract.

EXPLANATION OF FEE TABLES AND EXAMPLES

1. The purpose of the Fee Tables is to show you the various expenses you would incur directly and indirectly by investing in the contract.

2. For certain Variable Portfolios, the adviser, SunAmerica Asset Management Corp., has voluntarily agreed to waive fees or reimburse certain expenses, if necessary, to keep annual operating expenses at or below the lesser of the maximum allowed by any applicable state expense limitations or the following percentages of each Variable Portfolio's average net assets: MFS Mid-Cap Growth (1.15%); Goldman Sachs Research (1.35%); Blue Chip Growth (.85%) Growth Opportunities (1.00%); Technology (1.55%); SunAmerica Balanced (1.00%); Emerging Markets (1.90%); and International Growth and Income (1.60%). Aggressive Growth (.90%); and Federated Value (1.03%). The adviser also may voluntarily waive or reimburse additional amounts to increase a Variable Portfolio's investment return. All waivers and/or reimbursements may be terminated at any time. Furthermore, the adviser may recoup any waivers or reimbursements within two years after such waivers or reimbursements are granted, provided that the Variable Portfolio is able to make such payment and remain in compliance with the foregoing expense limitations.

3. The Examples assume that no transfer fees were imposed. Although premium taxes may apply in certain states, they are not reflected in the Examples.

4. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

    AS OF THE DATE OF THIS PROSPECTUS SALES OF THIS CONTRACT HAD NOT BEGUN. THEREFORE NO CONDENSED FINANCIAL INFORMATION APPEARS IN THIS PROSPECTUS.

----------------------------------------------------------------
----------------------------------------------------------------
                 THE FIRST SUNAMERICA ADVISOR VARIABLE ANNUITY
----------------------------------------------------------------
----------------------------------------------------------------

An annuity is a contract between you and an insurance company. You are the owner of the contract. The contract provides three main benefits:

     - Tax Deferral: You do not pay taxes on your earnings from the annuity until you withdraw them.

     - Death Benefit: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.

     - Guaranteed Income: If elected, you receive a stream of income for your lifetime, or another available period you select.

This annuity was developed to help you contribute to your retirement savings. This annuity works in two stages, the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make payments into the contract. The Income Phase begins when you request us to start making income payments to you out of the money accumulated in your contract.

The contract is called a "variable" annuity because it allows you to invest in variable portfolios which, like mutual funds, have different investment objectives and performance which varies. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolios in which you invest. This contract currently offers 27 Variable Portfolios.

The contract also offers a one-year fixed account option. Fixed account options earn interest at a rate set and guaranteed by First SunAmerica Life Insurance Company. If you allocate money to a fixed account option, the amount of money that accumulates in the contract depends on the total interest credited to the fixed account option.

For more information on investment options available under this contract SEE INVESTMENT OPTIONS ON PAGE 6.

First SunAmerica Life Insurance Company (First SunAmerica, The Company, Us, We) issues the Advisor Variable Annuity. When you purchase an Advisor Variable Annuity, a contract exists between you and First SunAmerica. The Company is a stock life insurance company organized under the laws of the state of New York. Its principal place of business is 733 Third Avenue, New York, New York 10017. The Company conducts life insurance and annuity business in the state of New York. First SunAmerica is an indirect, wholly owned subsidiary of American International Group, a Delaware corporation ("AIG").

----------------------------------------------------------------
----------------------------------------------------------------
             PURCHASING A FIRST SUNAMERICA ADVISOR VARIABLE ANNUITY
----------------------------------------------------------------
----------------------------------------------------------------

A Purchase Payment is the money you give us to buy a contract.

The minimum Purchase Payment is $10,000 and subsequent Purchase Payments may not be made after the contract has been issued. However, we will allow multiple 1035 exchange transfers as long as the transfers are specified at the time of application and all funds are received within 90 days of contract issue. Prior Company approval is required to accept Purchase Payments greater than $1,500,000.

We may refuse any Purchase Payment. In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless it is shown that the minimum distribution required by the IRS is being made. In addition we may not issue a contract to anyone over age 85.

ALLOCATION OF PURCHASE PAYMENT

We invest your Purchase Payment in the fixed and variable investment options according to your instructions. SEE INVESTMENT OPTIONS.

In order to issue your contract, we must receive your completed application, Purchase Payment allocation instructions and any other required paperwork at our principal place of business. We allocate your Purchase Payment within two days of receiving it. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within 5 business days we will:

     - Send your money back to you, or;

     - Ask your permission to keep your money until we get the information necessary to issue the contract.

ACCUMULATION UNITS

When you allocate a Purchase Payment to the Variable Portfolios, we credit your contract with Accumulation Units of the separate account. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day we receive your money if we receive it before 1 p.m. Pacific Standard Time, or on the next business day's unit value if we receive your money after 1 p.m. Pacific Standard Time. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios.

We calculate the value of an Accumulation Unit each day that the New York Stock Exchange ("NYSE") is open as follows:

     1. We determine the total value of money invested in a particular Variable Portfolio;

     2. We subtract from that amount all applicable contract charges; and

     3. We divide this amount by the number of outstanding Accumulation Units.

We determine the number of Accumulation Units credited to your contract by dividing the Purchase Payment by the Accumulation Unit value for the specific Variable Portfolio.

     EXAMPLE:

     We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to the Global Bond Portfolio. We determine that the value of an Accumulation Unit for the Global Bond Portfolio is $11.10 when the NYSE closes on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2252.52 Accumulation Units for the Global Bond Portfolio.

Performance of the Variable Portfolios and expenses under your contract affect Accumulation Unit values. These factors cause the value of your contract to go up and down.

FREE LOOK

You may cancel your contract within ten days after receiving it. We call this a "free look." To cancel, you must mail the contract along with your free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299. We will refund to you the greater of the value of your contract or the money you invested on the day we receive your request. The amount refunded to you may be more or less than the amount you originally invested.

Additionally, all contracts issued as an IRA require the full return of Purchase Payments upon a free look. With respect to those contracts, we reserve the right to put your money in the Cash Management Portfolio during the free look period. If you cancel your contract during the free look period, we return your Purchase Payment or the value of your contract, whichever is larger. At the end of the free look period, we allocate your money according to your instructions.

----------------------------------------------------------------
----------------------------------------------------------------
                               INVESTMENT OPTIONS
----------------------------------------------------------------
----------------------------------------------------------------

VARIABLE PORTFOLIOS

The contract currently offers 27 Variable Portfolios. These Variable Portfolios invest in shares of the Anchor Series Trust and the SunAmerica Series Trust (the "Trusts"). Additional Variable Portfolios may be available in the future. The Variable Portfolios operate similar to a mutual fund but are only available through the purchase of certain insurance contracts.

SunAmerica Asset Management Corp., an indirect wholly owned subsidiary of AIG, is the investment adviser to the Trusts. The Trusts serve as the underlying investment vehicles for other variable annuity contracts issued by First SunAmerica, and other affiliated/unaffiliated insurance companies. Neither First SunAmerica nor the Trusts believe that offering shares of the Trusts in this manner disadvantages you. The adviser monitors the Trusts for potential conflicts.

The Variable Portfolios along with their respective subadvisers are listed below:

     ANCHOR SERIES TRUST

Wellington Management Company, LLP serves as subadviser to the Anchor Series Trust Portfolios. Anchor Series Trust has Variable Portfolios in addition to those listed below which are not available for investment under the contract. The 3 available Variable Portfolios are:

  MANAGED BY WELLINGTON MANAGEMENT COMPANY, LLP

     - Capital Appreciation Portfolio
     - Growth Portfolio
     - Government and Quality Bond Portfolio

     SUNAMERICA SERIES TRUST

Various subadvisers provide investment advice for the SunAmerica Series Trust Portfolios. SunAmerica Series Trust has Variable Portfolios in addition to those listed below which are not available for investment under the contract. The 24 Variable Portfolios and the subadvisers are:

  MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.

    - Global Equities Portfolio
    - Alliance Growth Portfolio
    - Growth Income Portfolio

  MANAGED BY DAVIS SELECTED ADVISERS, L.P.

    - Davis Venture Value Portfolio

  MANAGED BY FEDERATED INVESTORS

    - Federated Value Portfolio
    - Corporate Bond Portfolio

  MANAGED BY GOLDMAN SACHS ASSET MANAGEMENT/GOLDMAN
  SACHS ASSET MANAGEMENT INTERNATIONAL

    - Goldman Sachs Research Portfolio
    - Asset Allocation Portfolio
    - Global Bond Portfolio

  MANAGED BY MASSACHUSETTS FINANCIAL COMPANY

    - MFS Mid-Cap Growth Portfolio
    - MFS Growth and Income Portfolio
    - MFS Total Return Portfolio

  MANAGED BY MORGAN STANLEY ASSET MANAGEMENT

    - Technology Portfolio
    - International Diversified Equities Portfolio
    - Worldwide High Income Portfolio

  MANAGED BY PUTNAM INVESTMENT MANAGEMENT COMPANY, INC.

    - Emerging Markets Portfolio
    - International Growth and Income Portfolio
    - Putnam Growth Portfolio

  MANAGED BY SUNAMERICA ASSET MANAGEMENT, INC.

    - Aggressive Growth Portfolio
    - Growth Opportunities Portfolio
    - Blue Chip Growth Portfolio
    - SunAmerica Balanced Portfolio
    - High-Yield Bond Portfolio
    - Cash Management Portfolio

YOU SHOULD READ THE PROSPECTUSES FOR THE TRUSTS ATTACHED HERETO CAREFULLY. THESE PROSPECTUSES CONTAIN DETAILED INFORMATION ABOUT THE PORTFOLIOS, INCLUDING EACH VARIABLE PORTFOLIO'S INVESTMENT OBJECTIVE AND RISK FACTORS.

FIXED ACCOUNT OPTIONS

The contract also offers a one-year fixed account option.

The one-year fixed account pays interest at a rate set and guaranteed by First SunAmerica. Interest rates may differ from time to time and are set at our sole discretion. We never credit less than a 3% annual effective rate. Once established, the interest rate does not change during the specified period.

As for Purchase Payments allocated to the one-year fixed account, you may leave your money in the account at the end of the one-year period or reallocate your funds. If you want to reallocate your money you must contact us within 30 days after the end of the one-year period and instruct us how to reallocate the money. If we do not hear from you, we will keep your money in the one-year fixed account where it will earn the renewal interest rate applicable at that time.

TRANSFERS DURING THE ACCUMULATION PHASE

During the Accumulation Phase you may transfer funds between the Variable Portfolios and/or the fixed account. You must transfer at least $100. If less than $100 will remain in any Variable Portfolio after a transfer, that amount must be transferred as well.

You may request transfers of your account value between the Variable Portfolios and/or the fixed account option in writing or by telephone. You are allowed to make transfers between investment options without charge. However, in the future we reserve the right to limit the number of transfers each year and to charge a fee for transfers in excess of the limit.

We accept transfer requests by telephone and over the internet unless you tell us not to. When receiving instructions over the telephone or internet, we follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

We may limit the number of transfers in any contract year or refuse any transfer request for you or others invested in the contract if we believe that:

     - Excessive trading or a specific transfer request or group transfer requests may have a detrimental effect on unit values or the share prices of the underlying Variable Portfolios; or

     - The underlying Variable Portfolios inform us that they need to restrict the purchase or redemption of the shares because of excessive trading or because a specific transfer or group of transfers is deemed to have a detrimental effect on share prices of affected underlying Variable Portfolios.

We may accept your authorization for a third party to make transfers for you subject to our rules. We reserve the right to suspend or cancel such acceptance at any time and will notify you accordingly. Additionally, we may restrict the investment options available for transfers during any period in which such third party acts for you. We notify such third party beforehand regarding any restrictions. However, we will not enforce these restrictions if we are satisfied that:

     - such third party has been appointed by a court of competent jurisdiction to act on your behalf; or

     - such third party is a trustee/fiduciary, for you or appointed by you, to act on your behalf for all your financial affairs.

We may provide administrative or other support services to independent third parties you authorize to make transfers on your behalf. We do not currently charge you extra for providing these support services. This includes, but is not limited to, transfers between investment options in accordance with market timing strategies. Such independent third parties may or may not be appointed with us for the sale of annuities. However, WE DO NOT ENGAGE ANY THIRD PARTIES TO OFFER INVESTMENT ALLOCATION SERVICES OF ANY TYPE. WE TAKE NO RESPONSIBILITY FOR THE INVESTMENT ALLOCATION AND TRANSFERS TRANSACTED ON YOUR BEHALF BY SUCH THIRD PARTIES OR FOR ANY INVESTMENT ALLOCATION RECOMMENDATIONS MADE BY SUCH PARTIES.

For information regarding transfers during the Income Phase, SEE INCOME OPTIONS ON PAGE 10.

We reserve the right to modify, suspend, waive or terminate these transfer provisions at any time.

DOLLAR COST AVERAGING

The Dollar Cost Averaging ("DCA") program allows you to invest gradually in the Variable Portfolios. Under the program you systematically transfer a set dollar amount or percentage of portfolio value from one Variable Portfolio or the 1-year fixed account option (source accounts) to any other Variable Portfolios. Transfers may be monthly or quarterly. You may change the frequency at any time by notifying us in writing. The minimum transfer amount under the DCA program is $100, regardless of the source account.

You may terminate your DCA program at any time.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, we cannot ensure that you will make a profit. When you elect the DCA program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

We reserve the right to modify, suspend or terminate this program at any time.

     EXAMPLE:

     Assume that you want to gradually move $750 each quarter from the Cash Management Portfolio to the Aggressive Growth Portfolio over six quarters. You set up dollar cost averaging and purchase Accumulation Units at the following values:

-------------------------------------------
                ACCUMULATION      UNITS
   QUARTER          UNIT        PURCHASED
-------------------------------------------
      1            $ 7.50          100
      2            $ 5.00          150
      3            $10.00          75
      4            $ 7.50          100
      5            $ 5.00          150
      6            $ 7.50          100
-------------------------------------------

     You paid an average price of only $6.67 per Accumulation Unit over six quarters, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

ASSET ALLOCATION REBALANCING

Earnings in your contract may cause the percentage of your investment in each investment option to differ from your original allocations. The Automatic Asset Rebalancing program addresses this situation. At your election, we periodically rebalance your investments in the Variable Portfolios to return your allocations to their original percentages. Asset rebalancing typically involves shifting a portion of your money out of an investment option with a higher return into an investment option with a lower return.

At your request, rebalancing occurs on a quarterly, semiannual or annual basis.

We reserve the right to modify, suspend or terminate this program at any time.

     EXAMPLE:

     Assume that you want your initial Purchase Payment split between two Variable Portfolios. You want 50% in the Corporate Bond Portfolio and 50% in the Growth Portfolio. Over the next calendar quarter, the bond market does very well while the stock market performs poorly. At the end of the calendar quarter, the Corporate Bond Portfolio now represents 60% of your holdings because it has increased in value and the Growth Portfolio represents 40% of your holdings. If you had chosen quarterly rebalancing, on the last day of that quarter, we would sell some of your units in the Corporate Bond Portfolio to bring its holdings back to 50% and use the money to buy more units in the Growth Portfolio to increase those holdings to 50%.

VOTING RIGHTS

First SunAmerica is the legal owner of the Trusts' shares. However, when a Variable Portfolio solicits proxies in conjunction with a vote of shareholders, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.

SUBSTITUTION

If Variable Portfolios become unavailable for investment, we may be required to substitute shares of another Variable Portfolio. We will seek prior approval of the SEC and give you notice before substituting shares.

----------------------------------------------------------------
----------------------------------------------------------------
                                   WITHDRAWAL
----------------------------------------------------------------
----------------------------------------------------------------

You can access money in your contract in two ways:

     - by making a partial or total withdrawal, and/or;

     - by receiving income payments during the Income Phase. SEE INCOME OPTIONS ON PAGE 10.

Under most circumstances, the partial withdrawals minimum is $1,000. We require that the value left in any investment option be at least $100, after the withdrawal. You must send a written withdrawal request. Unless you provide us with different instructions, partial withdrawals will be made pro rata from each Variable Portfolio and, if applicable, the fixed account option in which your contract is invested.

Under certain Qualified plans, access to the money in your contract may be restricted. Taxes are due upon making withdrawal and those made prior to age 59 1/2 may result in a 10% IRS penalty tax.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners. SEE TAXES ON PAGE 12.

Additionally, we reserve the right to defer payments for a withdrawal from a fixed account option. Such deferrals are limited to no longer than six months.

SYSTEMATIC WITHDRAWAL PROGRAM

During the Accumulation Phase, you may elect to receive periodic income payments under the systematic withdrawal program. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these funds to your bank account is also available. The minimum amount of each withdrawal is $250. There must be at least $500 remaining in your contract at all times. Withdrawals may be taxable and a 10% IRS penalty tax may apply if you are under age 59 1/2. There is no additional charge for participating in this program.

The program is not available to everyone. Please check with our Annuity Service Center, which can provide the necessary enrollment forms. We reserve the right to modify, suspend or terminate this program at any time.

MINIMUM CONTRACT VALUE

We may terminate your contract if your contract is less than $500 as a result of withdrawals. We will provide you with sixty days written notice. At the end of the notice period, we will distribute the contract's remaining value to you.

----------------------------------------------------------------
----------------------------------------------------------------
                                  DEATH BENEFIT
----------------------------------------------------------------
----------------------------------------------------------------

If you die during the Accumulation Phase of your contract, we pay a death benefit to your Beneficiary.

The death benefit is the greater of:

     1. the value of your contract at the time we receive satisfactory proof of death; or

     2. "Net Purchase Payment" is defined as Net Purchase Payments total Purchase Payments adjusted for withdrawals (and any fees or charges applicable to such withdrawals) in an amount proportionate to the amount by which such withdrawals decreased contract values; or

     3. the maximum anniversary value on any contract anniversary prior to your 81st birthday. The anniversary value equals the value of your contract on a contract anniversary plus Net Purchase Payments, since that contract anniversary.

If you are age 90 or older at the time of death, the death benefit will be equal to the value of your contract at the time we receive satisfactory proof of death.

We do not pay the death benefit if you die after you switch to the Income Phase. However, if you die during the Income Phase, your Beneficiary receives any remaining guaranteed income payments in accordance with the income option you selected. SEE INCOME OPTIONS ON PAGE 10.

You name your Beneficiary. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation.

We pay the death benefit when we receive satisfactory proof of death. We consider the following satisfactory proof of death:

     1. a certified copy of the death certificate; or

     2. a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

     3. a written statement by a medical doctor who attended the deceased at the time of death; or

     4. any other proof satisfactory to us.

We may require additional proof before we pay the death benefit.

The death benefit payment must begin immediately upon receipt of all necessary documents. In any event, the death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an income option. If the Beneficiary elects an income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin within one year of your death.

If the Beneficiary is the spouse of a deceased owner, he or she can elect to continue the Contract at the then current value. If the Beneficiary/spouse continues the contract, we do not pay a death benefit to him or her at the time of the original owner's death.

If a Beneficiary does not elect a specific form of pay out within 60 days of our receipt of proof of death, we pay a lump sum death benefit to the Beneficiary.

----------------------------------------------------------------
----------------------------------------------------------------
                                    EXPENSES
----------------------------------------------------------------
----------------------------------------------------------------

There are charges and expenses associated with your contract. These charges and expenses reduce your investment return. The investment charges under your contract may increase or decrease. Some states may require that we charge less than the amounts described below.

INSURANCE CHARGES

The amount of this charge is 1.52% annually, of the value of your contract invested in the Variable Portfolios. We deduct the charge daily.

The insurance charge compensates us for the mortality and expense risks and the costs of contract distribution assumed by First SunAmerica.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference.

INVESTMENT CHARGES

Charges are deducted from your Variable Portfolios for the advisory and other expenses of the Variable Portfolios. THE FEE TABLES LOCATED AT PAGE 3 illustrate these charges and expenses. For more detailed information on these investment charges, refer to the prospectuses for the Trusts, enclosed or attached.

TRANSFER FEE

You are allowed to make transfers between investment options without charge. However, we reserve the right to limit the number of transfers each year and to charge a fee for transfers in excess of the limit. SEE INVESTMENT OPTIONS ON PAGE 6.

INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF CHARGES AND EXPENSES, AND ADDITIONAL AMOUNTS
CREDITED

Sometimes sales of the contracts to groups of similarly situated individuals may lower our administrative and/or sales expenses. We reserve the right to reduce or waive certain charges and expenses when this type of sale occurs. In addition, we may also credit additional interest to policies sold to such groups. We determine which groups are eligible for such treatment. Some of the criteria we evaluate to make a determination are: size of the group; amount of expected Purchase Payments; relationship existing between us and prospective purchaser; nature of the purchase; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that administrative and/or sales expenses may be reduced.

First SunAmerica may make such a determination regarding sales to its employees, it affiliates' employees and employees of currently contracted broker-dealers, its registered representatives and immediate family members of all of those described.

We reserve the right to change or modify any such determination or the treatment applied to a particular group, at any time.

----------------------------------------------------------------
----------------------------------------------------------------
                                 INCOME OPTIONS
----------------------------------------------------------------
----------------------------------------------------------------

ANNUITY DATE

During the Income Phase, we use the money accumulated in your contract to make regular income payments to you. You may switch to the Income Phase any time after your second contract anniversary. You select the month and year you want income payments to begin. The first day of that month is the Annuity Date. You may change your Annuity Date, so long as you do so at least seven days before the income payments are scheduled to begin. Once you begin receiving income payments, you cannot change your income option. Except as discussed under Option 5 below, after your income payments begin you cannot otherwise access your money through a withdrawal or surrender.

Income payments must begin on or before your 90th birthday. If you do not choose an Annuity Date, your income payments will automatically begin on this date.

If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences.

In addition, most Qualified contracts require you to take minimum distributions after you reach age 70 1/2. SEE TAXES ON PAGE 12.

INCOME OPTIONS

Currently, this Contract offers five income options. If you elect to receive income payments but do not select an option, your income payments will be made in accordance with option 4 for a period of 10 years. For income payments based on joint lives, we pay according to option 3.

We base our calculation of income payments on the life of the Annuitant and the annuity rates set forth in your contract. As the contract owner, you may change the Annuitant at any time prior to the Annuity Date. You must notify us if the Annuitant dies before the Annuity Date and designate a new Annuitant.

     OPTION 1 - LIFE INCOME ANNUITY

This option provides income payments for the life of the Annuitant. Income payments stop when the Annuitant dies.

     OPTION 2 - JOINT AND SURVIVOR LIFE ANNUITY

This option provides income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make income payments during the lifetime of the survivor. Income payments stop when the survivor dies.

     OPTION 3 - JOINT AND SURVIVOR LIFE ANNUITY WITH 10 YEARS GUARANTEED

This option is similar to option 2 above, with an additional guarantee of payments for at least 10 years. If the Annuitant and the survivor die before all of the guaranteed income payments have been made, the remaining payments are made to the Beneficiary under your contract.

     OPTION 4 - LIFE ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to option 1 above. In addition, this option provides a guarantee that income payments will be made for at least 10 or 20 years. You select the number of years. If the Annuitant dies before all guaranteed income payments are made, the remaining income payments go to the Beneficiary under your contract.

     OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides income payments for a guaranteed period ranging from 5 to 30 years. If the Annuitant dies before all of the guaranteed income payments are made, the remaining income payments are made to the Beneficiary under your contract. Additionally, if variable income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed payments being made) may redeem the contract value after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed payments.

The value of an Annuity Unit, regardless of the option chosen, takes into account the Mortality and Expense Risk Charge. Since Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

Please read the Statement of Additional Information ("SAI") for a more detailed discussion of the income options.

FIXED OR VARIABLE INCOME PAYMENTS

You can choose income payments that are fixed, variable or both. If at the date when income payments begin you are invested in the Variable Portfolios only, your income payments will be variable. If your money is only in fixed accounts at that time, your income payments will be fixed in amount. Further, if you are invested in both fixed and variable investment options when income payments begin, your payments will be fixed and variable. If income payments are fixed, First Sun America guarantees the amount of each payment. If the income payments are variable the amount is not guaranteed.

INCOME PAYMENTS

We make income payments on a monthly, quarterly, semiannual or annual basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. We distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if the selected income option results in income payments of less than $50 per payment, we may decrease the frequency of payments.

If you are invested in the Variable Portfolios after the Annuity date, your income payments vary depending on four things:

     - for life options, your age when payments begin, and;

     - the value of your contract in the Variable Portfolios on the Annuity Date, and;

     - the 3.5% assumed investment rate used in the annuity table for the contract, and;

     - the performance of the Variable Portfolios in which you are invested during the time you receive income payments.

If you are invested in both the fixed account options and the Variable Portfolios after the Annuity Date, the allocation of funds between the fixed and variable options also impacts the amount of your annuity payments.

TRANSFERS DURING THE INCOME PHASE

Transfers are allowed during the Income Phase among the variable investments only.

DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period.

----------------------------------------------------------------
----------------------------------------------------------------
                                      TAXES
----------------------------------------------------------------
----------------------------------------------------------------

NOTE: WE PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT TAX ADVICE. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE, THEREFORE WE CANNOT GUARANTEE THAT THE INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE.

ANNUITY CONTRACTS IN GENERAL

The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments automatically provide tax deferral regardless of whether the underlying contract is an annuity. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-qualified.

If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-qualified contract. A Non-qualified contract receives different tax treatment than a Qualified contract. In general, your cost basis in a Non-qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, a specially sponsored employer program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of qualified plans are: Individual Retirement Accounts ("IRAs"), Roth IRAs, Tax-Sheltered Annuities (referred to as 403(b) contracts), H.R. 10 Plans (referred to as Keogh Plans) and pension and profit sharing plans, including 401(k) plans. Typically you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract.

TAX TREATMENT OF DISTRIBUTIONS -
NON-QUALIFIED CONTRACTS

If you make a withdrawal from a Non-qualified contract, the federal tax code treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. For income payments, any portion of each payment that is considered a return of your Purchase Payment will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The federal tax code provides for a 10% penalty tax on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after reaching age
59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) when paid in a series of substantially equal installments made for your life or for the joint lives of you and you Beneficiary; (5) under an immediate annuity; or (6) which come from Purchase Payments made prior to August 14, 1982.

TAX TREATMENT OF DISTRIBUTIONS - QUALIFIED CONTRACTS

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. Any amount of money you take out as a withdrawal or as income payments is taxable income. The federal tax code further provides for a 10% penalty tax on any withdrawal or income payment paid to you other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) in a series of substantially equal installments made for your life or for the joint lives of you and your Beneficiary; (5) to the extent such withdrawals do not exceed limitations set by the federal tax code for amounts paid during the taxable year for medical care; (6) to fund higher education expenses (as defined in IRC); (7) to fund certain first-time home purchase expenses; and, except in the case of an IRA; (8) when you separate from service after attaining age 55; and (9) when paid to an alternate payee pursuant to a qualified domestic relations order.

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner: (1) reaches age 59 1/2;
(2) leaves his or her job; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments.

MINIMUM DISTRIBUTIONS

Generally, the IRS requires that you begin taking annual distributions from qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you retire. Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax advisor for more information.

DIVERSIFICATION

The federal tax code imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that each underlying Variable Portfolios' management monitors the Variable Portfolios so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not

First SunAmerica, would be considered the owner of the shares of the Variable Portfolios. It is unknown to what extent owners are permitted to select investments, to make transfers among Variable Portfolios or the number and type of Variable Portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the contract, could be treated as the owner of the underlying Variable Portfolios. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

----------------------------------------------------------------
----------------------------------------------------------------
                                   PERFORMANCE
----------------------------------------------------------------
----------------------------------------------------------------

We advertise the Cash Management Portfolio's yield and effective yield. In addition, the other Variable Portfolios may advertise total return, gross yield and yield-to-maturity. These figures represent past performance of the Variable Portfolios. These performance numbers do not indicate future results.

When we advertise performance for periods prior to the date the contracts were first issued, we derive the figures from the performance of the corresponding portfolios for the Trusts, if available. We modify these numbers to reflect charges and expenses as if the contract was in existence during the period stated in the advertisement. Figures calculated in this manner do not represent actual historic performance of the particular Variable Portfolio.

Consult the SAI for more detailed information regarding the calculation of performance data. The performance of each Variable Portfolio may also be measured against unmanaged market indices. The indices we use include but are not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, the Russell 1000 Growth Index, the Morgan Stanley Capital International Europe, Australia and Far East Index ("EAFE") and the Morgan Stanley Capital International World Index. We may compare the Variable Portfolios' performance to that of other variable annuities with similar objectives and policies as reported by independent ranking agencies such as Morningstar, Inc., Lipper Analytical Services, Inc. or Variable Annuity Research & Data Service ("VARDS").

First SunAmerica may also advertise the rating and other information assigned to it by independent industry ratings organizations. Some of those organizations are A.M. Best Company ("A.M. Best"), Moody's Investor's Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P"), and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of our financial strength and performance in comparison to others in the life and health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurer's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the Variable Portfolios.

----------------------------------------------------------------
----------------------------------------------------------------
                                OTHER INFORMATION
----------------------------------------------------------------
----------------------------------------------------------------

FIRST SUNAMERICA

First SunAmerica is a stock life insurance company originally organized under the laws of the state of New York on December 5, 1978.

First SunAmerica and its affiliates, SunAmerica Life Insurance Company, Anchor National Life Insurance Company, SunAmerica Trust Company, SunAmerica Asset Management, and the SunAmerica Financial Network comprising six wholly-owned broker-dealers, specialize in retirement savings and investment products and services. Business focuses include fixed and variable annuities, mutual funds, broker-dealer services and trust administration services.

THE SEPARATE ACCOUNT

First SunAmerica established a separate account, Variable Separate Account ("separate account"), under New York law on September 9, 1994. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

First SunAmerica owns the assets in the separate account. However, the assets in the separate account are not chargeable with liabilities arising out of any other business conducted by First SunAmerica. Income gains and losses (realized and unrealized) resulting from assets in the separate account are credited to or charged against the separate account without regard to other income gains or losses of First SunAmerica.

THE GENERAL ACCOUNT

Money allocated to the fixed account options goes into First SunAmerica's general account. The general account consists of all of First SunAmerica's assets other than assets attributable to a separate account. All of the assets in the general account are chargeable with the claims of any First SunAmerica contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

DISTRIBUTION OF THE CONTRACT

Registered representatives of broker-dealers sell the contract. We pay commissions to these representatives for the sale of the contracts. We do not expect the total commissions to exceed 7% of your Purchase Payments. We may also pay a bonus to representatives for contracts which stay active for a particular period of time, in addition to standard commissions.

We do not deduct commissions paid to registered representatives directly from your Purchase Payments. No underwriting fees are paid in connection with the distribution of the contract.

From time to time, we may pay or allow additional promotional incentives in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell, certain minimum amounts of the contract, or other contracts offered by us. Promotional incentives may change at any time.

SunAmerica Capital Services, Inc., 733 Third Avenue, 4th Floor, New York, New York 10017 distributes the contracts. SunAmerica Capital Services, an affiliate of First SunAmerica, is registered as a broker-dealer under the Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

ADMINISTRATION

We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at 1-800-499 NY-SUN2, if you have any comment, question or service request.

We send out transaction confirmations and quarterly statements. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately. We investigate all inquiries. To the extent that we believe we made an error, we retroactively adjust your contract, provided you notify us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error.

LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the separate account. First SunAmerica and its subsidiaries engage in various kinds of routine litigation. In management's opinion, these matters are not of material importance to their respective total assets nor are they material with respect to the separate account.

OWNERSHIP

The First SunAmerica Advisor Variable Annuity is a Single Premium Individual Deferred Annuity contract. As used in this prospectus, the term contract refers to your certificate.

CUSTODIAN

State Street Bank and Trust Company, 255 Franklin Street, Boston, Massachusetts 02110, serves as the custodian of the assets of the separate account. Anchor National pays State Street Bank for services provided, based on a schedule of fees.

ADDITIONAL INFORMATION

First SunAmerica is subject to the informational requirements of the Securities and Exchange Act of 1934 (as amended). We file reports and other information with the SEC to meet those requirements. You can inspect and copy this information at SEC public facilities at the following locations:

WASHINGTON, DISTRICT OF COLUMBIA
450 Fifth Street, N.W., Room 1024
Washington, D.C. 20549

CHICAGO, ILLINOIS
500 West Madison Street
Chicago, IL 60661

NEW YORK, NEW YORK
7 World Trade Center, 13th Fl.
New York, NY 10048

To obtain copies by mail contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed.

Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registrations statement and its exhibits. For further information regarding the separate account, First SunAmerica and its general account, the Variable Portfolios and the contract, please refer to the registration statement and its exhibits.

The SEC also maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by First SunAmerica.

----------------------------------------------------------------
----------------------------------------------------------------

                              TABLE OF CONTENTS OF
                      STATEMENT OF ADDITIONAL INFORMATION
----------------------------------------------------------------
----------------------------------------------------------------

Separate Account..............................      3
General Account...............................      3
Performance Data..............................      4
Income Payments...............................      8
Annuity Unit Values...........................      8
Taxes.........................................     12
Distribution of Contracts.....................     16
Financial Statements..........................     16

--------------------------------------------------------------------------------

   Please forward a copy (without charge) of the First SunAmerica Advisor Variable Annuity Statement of Additional Information to:

              (Please print or type and fill in all information.)

        ------------------------------------------------------------------------
        Name

        ------------------------------------------------------------------------
        Address

        ------------------------------------------------------------------------
        City/State/Zip


Date:  ------------------------------------   Signed:  ---------------------------------------

   Return to: First SunAmerica Life Insurance Company, Annuity Service Center, P.O. Box 52499, Los Angeles, California 90054-0299
--------------------------------------------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION


                  Fixed and Variable Deferred Annuity Contracts
                                    issued by

                          FS VARIABLE SEPARATE ACCOUNT
               (Portion of Relating to First SunAmerica Advisor)



               DEPOSITOR: FIRST SUNAMERICA LIFE INSURANCE COMPANY










This Statement of Additional Information is not a prospectus; it should be read with the prospectus, dated December 18, 2000, relating to the annuity contracts described above, a copy of which may be obtained without charge by written request addressed to:

                     First SunAmerica Life Insurance Company
                             Annuity Service Center
                                 P.O. Box 54299
                       Los Angeles, California 90054-0299




             THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS
                               DECEMBER 18, 2000

                                TABLE OF CONTENTS

                                                                                                    PAGE
                                                                                                    ----

Separate Account.................................................................................       3

General Account..................................................................................       4

Performance Data.................................................................................       4

Income Payments..................................................................................       9

Annuity Unit Values..............................................................................       10

Taxes............................................................................................       13

Distribution of Contracts........................................................................       18

Financial Statements.............................................................................       18


--------------------------------------------------------------------------------
                                SEPARATE ACCOUNT
--------------------------------------------------------------------------------

     FS Variable Separate Account was originally established by the First SunAmerica Life Insurance Company (the "Company") on September 9, 1994, pursuant to the provisions of New York law, as a segregated asset account of the Company. The separate account meets the definition of a "separate account" under the federal securities laws and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the separate account or the Company by the SEC.

     The assets of the separate account are the property of the Company. However, the assets of the separate account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the separate account are credited to or charged against the separate account without regard to other income, gains, or losses of the Company.

     The separate account is divided into Variable Portfolios, with the assets of each Variable Portfolio invested in the shares of one of the underlying funds. The Company does not guarantee the investment performance of the separate account, its Variable Portfolios or the underlying funds. Values allocated to the separate account and the amount of variable income payments will vary with the values of shares of the underlying funds, and are also reduced by contract charges.

     The basic objective of a variable annuity contract is to provide variable income payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable income payments will reflect the investment performance of the separate account with respect to amounts allocated to it both before and after the Annuity Date. Since the separate account is always fully invested in shares of the underlying funds, its investment performance reflects the investment performance of those entities. The values of such shares held by the separate account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the underlying funds' managements to make necessary changes in their Variable Portfolios to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable income payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

     Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable income payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or by the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable income payments).

--------------------------------------------------------------------------------
                                    GENERAL ACCOUNT
--------------------------------------------------------------------------------

     The General Account is made up of all of the general assets of the Company other than those allocated to the separate account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the 1 year fixed account in connection with the general account, as elected by the owner at the time of purchasing a contract. Assets supporting amounts allocated to fixed account option become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

     The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

--------------------------------------------------------------------------------
                                    PERFORMANCE DATA
--------------------------------------------------------------------------------

     From time to time the separate account may advertise the Cash Management Portfolio's "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Cash Management Portfolio refers to the net income generated for a contract funded by an investment in the Portfolio (which invests in shares of the Cash Management Portfolio of SunAmerica Series Trust) over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Variable Portfolio is assumed to be reinvested at the end of each seven day period. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither the yield nor the effective yield takes into consideration the effect of any capital changes that might have occurred during the seven day period, nor do they reflect the impact of any withdrawal charges. The impact of other recurring charges on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a contract of average size.

     In addition, the separate account may advertise "total return" data for its other Variable Portfolios. Like the yield figures described above, total return figures are based on historical data and are not intended to indicate future performance. The "total return" is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period). Recurring contract charges are reflected in the total return figures in the same manner as they are reflected in the yield data for contracts funded through the Cash Management Portfolio. The effect of applicable withdrawal charges due to the assumed redemption will be reflected in the return figures, but may be omitted in additional return figures given for comparison.

     For periods starting prior to the date the Variable Portfolios first became available through the Separate Accounts the total return data for the Variable Portfolios of the separate account will be derived from the performance of the corresponding underlying funds of Anchor Series Trust and SunAmerica Series Trust, modified to reflect the charges and expenses as if the separate account Variable Portfolio had been in existence since the inception date of each respective Anchor Series Trust and SunAmerica Series Trust underlying fund. Thus, such performance figures should not be construed to be actual historic performance of the relevant separate account Variable Portfolio. Rather, they are intended to indicate the historical performance of the corresponding underlying funds of Anchor Series Trust and SunAmerica Series Trust, adjusted to provide direct comparability to the performance of the Variable Portfolios after the date the Variable Portfolio became available with the separate account (which will reflect the effect of fees and charges imposed under the contracts). Anchor Series Trust and SunAmerica Series Trust have served since their inception as underlying investment media for separate accounts of other insurance companies in connection with variable contracts not having the same fee and charge schedules as those imposed under the contracts.

     Performance data for the various Variable Portfolios are computed in the manner described below.

CASH MANAGEMENT PORTFOLIO

     The annualized current yield and the effective yield for the Cash Management Portfolio for the 7 day period ending December 31, 1999 were 4.61% and 4.71%, respectively.

     Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

     Base Period Return = (EV-SV-CMF)/(SV)
     where:

           SV = value of one Accumulation Unit at the start of a 7 day period

           EV = value of one Accumulation Unit at the end of the 7 day period

          CMF = an allocated portion of the $30 annual Contract Maintenance Fee, prorated for 7 days

     The change in the value of an Accumulation Unit during the 7 day period reflects the income received minus any expenses accrued, during such 7 day period. The Contract Maintenance Fee (CMF) is first allocated among the Variable Portfolios and the general account so that each Variable Portfolio's allocated portion of the fee is proportional to the percentage of the number of accounts that have money allocated to that Variable Portfolio. The fee is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical contract bears to the value of an account of average size for contracts funded by the Cash Management Portfolio. Finally, as is done with the other charges discussed above, the result is multiplied by the fraction 7/365 to arrive at the portion attributable to the 7 day period.

     The current yield is then obtained by annualizing the Base Period Return:

          Current Yield = (Base Period Return) x (365/7)

     The Cash Management Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

     Effective Yield = [(Base Period Return + 1) 365/7 - 1].

     Net investment income for yield quotation purposes will not include either realized capital gains and losses or unrealized appreciation and depreciation, whether reinvested or not. The yield quotations also do not reflect any impact of transfer fees or withdrawal charges.

     The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend not only on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments, but also on factors such as an owner's account size (since the impact of fixed dollar charges will be greater for small accounts than for larger accounts).

     Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time.

OTHER VARIABLE PORTFOLIOS

     The Variable Portfolios of the separate account other than the Cash Management Portfolio compute their performance data as "total return".

     The total returns of the various Variable Portfolios since each Variable Portfolio's inception date are shown on the next page, both with and without an assumed complete redemption within the Separate Account at the end of the period.

                      TOTAL ANNUAL RETURN (IN PERCENT) FOR
                        PERIOD ENDING DECEMBER 31, 1999

                                                 INCEPTION                            SINCE
               VARIABLE PORTFOLIO                  DATE            1 YEAR           INCEPTION
               ------------------                  ----            ------           ---------
Anchor Series Trust
-------------------
   Capital Appreciation                           4/6/95              65.37             32.55
   Growth                                         4/6/95              25.01             25.71
   Gov't & Quality Bond                           5/3/95              -3.10              5.05

SunAmerica Series Trust
-----------------------
   Technology                                       N/A                 N/A               N/A
   Emerging Markets                              6/12/97              74.73              2.76
   International Diversified Equities            4/12/95              22.68             13.12
   Global Equities                               5/22/95              28.96             18.82
   International Growth and Income                6/9/97              22.38             13.47
   Growth Opportunities                             N/A                 N/A               N/A
   MFS Mid-Cap Growth                           10/19/99              ----              39.97
   Blue Chip Growth                                 N/A                 N/A               N/A
   Aggressive Growth                              6/3/96              81.89             28.17
   Real Estate                                    6/2/97              -8.82             -4.37
   Putnam Growth                                  4/6/95              27.76             26.58
   Goldman Sachs Research                           N/A                 N/A               N/A
   MFS Growth and Income                          4/6/95               4.36             18.46
   Alliance Growth                                4/6/95              31.09             35.47
   Davis Venture Value                            4/6/95              14.38             22.05
   Federated Value                                6/3/96               4.61             15.77
   Growth-Income                                 4/12/95              28.08             28.10
   Asset Allocation                              4/24/95               7.83             12.73
   MFS Total Return                               5/8/95               1.32             12.17
   SunAmerica Balanced                            6/3/96              19.56             20.85
   Worldwide High Income                          5/2/95              17.48              9.84
   High-Yield Bond                                5/8/95               4.92              6.33
   Corporate Bond                                4/12/95               3.31              4.83
   Global Bond                                    5/2/95              -2.48              6.79


Total return figures are based on historical data and are not intended to indicate future performance.

                  HYPOTHETICAL ADJUSTED HISTORICAL PERFORMANCE
                     TOTAL ANNUAL RETURNS (IN PERCENT) FOR
                        PERIOD ENDING DECEMBER 31, 1999


                                          INCEPTION                                                     SINCE FUND
       VARIABLE PORTFOLIO                    DATE           1 YEAR          5 YEAR         10 YEAR       INCEPTION
       ------------------                    ----           ------          ------         --------      ----------

Anchor Series Trust
-------------------
     Capital Appreciation                  3/23/87           65.37             32.06         21.76          18.38
     Growth                                8/13/64           25.01             25.59         15.71          14.90
     Government and Quality Bond           8/13/84           -3.10              6.01          5.86           7.39

SunAmerica Series Trust
-----------------------
     Technology                              N/A               N/A             N/A            N/A            N/A
     Emerging Markets                       6/2/97           74.73             N/A            N/A            2.93
     International Diversified Equities   10/31/94           22.68             11.91          N/A           10.70
     Global Equities                        2/9/93           28.96             18.48          N/A           15.23
     International Growth & Income          6/2/97           22.38             N/A            N/A           14.16
     Growth Opportunities                    N/A               N/A             N/A            N/A            N/A
     MFS Mid Cap Growth                     4/1/99             N/A             N/A            N/A           63.06
     Goldman Sachs Research                  N/A               N/A             N/A            N/A            N/A
     Aggressive Growth                      6/3/96           81.89             N/A            N/A           28.17
     Real Estate                            6/2/97           -8.82             N/A            N/A           -4.37
     Putnam Growth                          2/9/93           27.76             26.38          N/A           18.20
     Blue Chip Growth                        N/A               N/A             N/A            N/A            N/A
     MFS Growth and Income                  2/9/93            4.36             19.12          N/A           13.31
     Alliance Growth                        2/9/93           31.09             35.59          N/A           25.76
     Davis Venture Value                  10/31/94           14.38             23.05          N/A           21.93
     Federated Value                        6/3/96            4.61             N/A            N/A           15.77
     Growth-Income                          2/9/93           28.08             28.55          N/A           20.38
     Asset Allocation                       7/1/93            7.83             13.91          N/A           11.08
     MFS Total Return                     10/31/94            1.32             13.32          N/A           12.73
     SunAmerica Balanced                    6/3/96           19.56             N/A            N/A           20.85
     Worldwide High Income                10/31/94           17.48              9.95          N/A            9.10
     High-Yield Bond                        2/9/93            4.92              7.49          N/A            5.93
     Corporate Bond                         7/1/93           -3.31              5.64          N/A            3.81
     Global Bond                            7/1/93           -2.48              7.57          N/A            5.41


Total return figures are based on historical data and are not intended to indicate future performance.

     Total return for a Variable Portfolio represents a single computed annual rate of return that, when compounded annually over the time period shown and applied to a hypothetical initial investment in a contract funded by that Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

                  P(1+T)n = ERV

         where:   P =  a hypothetical initial payment of $1,000
                  T =  average annual total return
                  n =  number of years

               ERV  =  ending redeemable value of a hypothetical $1,000
                       payment made at the beginning of the 1, 5, or 10 year period as of the end of the period (or fractional portion thereof).

     The total return figures reflect the effect of both nonrecurring and recurring charges, as discussed herein. Recurring charges are taken into account in a manner similar to that used for the yield computations for the Cash Management Portfolio, described above. The applicable withdrawal charge (if any) is deducted as of the end of the period, to reflect the effect of the assumed complete redemption. Because the impact of Contract Maintenance Fees on a particular account will generally differ from that assumed in the computation, due to differences between most actual allocations and the assumed one, as well as differences due to varying account sizes, the total return experienced by an actual Variable Portfolio over the same time periods would generally have been different from those produced by the computation. As with the Cash Management Portfolio yield figures, total return figures are derived from historical data and are not intended to be a projection of future performance.

--------------------------------------------------------------------------------
                                 INCOME PAYMENTS
--------------------------------------------------------------------------------

INITIAL MONTHLY INCOME PAYMENTS

     The initial income payment is determined by applying separately that portion of the contract value allocated to the fixed account option and the Variable Portfolio(s) and then applying it to the annuity table specified in the contract for fixed and variable income payments. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any.

     The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly income payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable income payment. The number of Annuity Units determined for the first variable income payment remains constant for the second and subsequent monthly variable income payments, assuming that no reallocation of contract values is made.

SUBSEQUENT MONTHLY INCOME PAYMENTS

     For fixed income payments, the amount of the second and each subsequent monthly income payment is the same as that determined above for the first monthly payment.

     For variable income payments, the amount of the second and each subsequent monthly income payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly payment, above, by the Annuity Unit value as of the day preceding the date on which each income payment is due.

--------------------------------------------------------------------------------
                               ANNUITY UNIT VALUES
--------------------------------------------------------------------------------

     The value of an Annuity Unit is determined independently for each Variable Portfolio.

     The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a Variable Portfolio exceed 3.5%, variable income payments derived from allocations to that Variable Portfolio will increase over time. Conversely, if the actual rate is less than 3.5%, variable income payments will decrease over time. If the net investment rate equals 3.5%, the variable income payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for income payments to increase (or not to decrease).

     The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the Variable Portfolios elected, and the amount of each annuity payment will vary accordingly.

     For each Variable Portfolio, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

NET INVESTMENT FACTOR

     The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of a Variable Portfolio from one day to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

     The NIF for any Variable Portfolio for a certain month is determined by dividing (a) by (b) where:

     (a) is the Accumulation Unit value of the Portfolio determined as of the end of that month, and

     (b) is the Accumulation Unit value of the Variable Portfolio determined as of the end of the preceding month.

     The NIF for a Variable Portfolio for a given month is a measure of the net investment performance of the Variable Portfolio from the end of the prior month to the end of the given month. A NIF of 1.000 results in no change; a NIF greater than 1.000 results in an increase; and a NIF less than 1.000 results in a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of a share of the underlying fund in which the Variable Portfolio invests; it is also reduced by separate account asset charges.

     Illustrative Example

     Assume that one share of a given Variable Portfolio had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                           NIF = ($11.46/$11.44)

                               = 1.00174825

     Illustrative Example

     The change in Annuity Unit value for a Variable Portfolio from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that Variable Portfolio for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the income payment tables are based. For example, if the net investment rate for a Variable Portfolio (reflected in the NIF) were equal to the assumed investment rate, the variable income payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

                  1/[(1.035)(1/12) ] = 0.99713732

     In the example given above, if the Annuity Unit value for the Variable Portfolio was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

                $10.103523 x 1.00174825 x 0.99713732 = $10.092213

     To determine the initial payment, the initial annuity payment for variable annuitization is calculated based on our mortality expectations and an assumed interest rate (AIR) of 3.5%. Thus the initial variable annuity payment is the same as the initial payment for a fixed interest payout annuity calculated at an effective rate of 3.5%.

     The NIF measures the performance of the funds that are basis for the amount of future annuity payments. This performance is compared to the AIR, and if the growth in the NIF is the same as the AIR rate the payment remains the same as the prior month. If the rate of growth of the NIF is different than the AIR, then the payment is changed proportionately to the ratio (1+NIF) / (1+AIR), calculated on a monthly basis. If the NIF is greater than the AIR, then this proportion is less that one and payments are decreased.

VARIABLE INCOME PAYMENTS

     Illustrative Example

     Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single Variable Portfolio. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract under Option 4, a Life Annuity With 120 Monthly Payments Guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's account value is equal to 7543.2456 x $15.432655 = $116,412.31). Assume also that the Annuity Unit value for the Variable Portfolio on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second income annuity payment date is $13.327695.

     P's first variable income payment is determined from the annuity rate tables in P's contract, using the information assumed above. From the tables, which supply monthly income payments for each $1,000 of applied contract value, P's first variable income payment is determined by multiplying the monthly installment of $5.42 (Option 4 tables, male Annuitant age 60 at the Annuity
Date) by the result of dividing P's account value by $1,000:

             First Payment = $5.42 x ($116,412.31/$1,000) = $630.95

     The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable income payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

                 Annuity Units = $630.95/$13.256932 = 47.593968

     P's second variable income payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

                Second Payment = 47.593968 x $13.327695 = $634.32

     The third and subsequent variable income payments are computed in a manner similar to the second variable income payment.

     Note that the amount of the first variable income payment depends on the contract value in the relevant Variable Portfolio on the Annuity Date and thus reflects the investment performance of the Variable Portfolio net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Income Phase (assuming no transfers from the Variable Portfolio). The net investment performance of the Variable Portfolio during the Income Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable income payments.

--------------------------------------------------------------------------------
                                      TAXES
--------------------------------------------------------------------------------

     Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. An owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as annuity payments under the annuity option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For contracts issued in connection with Non-Qualified plans, the cost basis is generally the Purchase Payments, while for contracts issued in connection with Qualified plans there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

     For annuity payments, the taxable portion is determined by a formula which establishes the ratio that the cost basis of the contract bears to the total value of annuity payments for the term of the annuity contract. The taxable portion is taxed at ordinary income tax rates. Owners, Annuitants and Beneficiaries under the contracts should seek competent financial advice about the tax consequences of distributions under the retirement plan under which the contracts are purchased.

     The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the separate account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

     The Code generally requires the Company (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of Qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct "trustee to trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions can be waived.

     An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code (other than (1) annuity payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; and (2) distributions required to be made under the Code). Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

     Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

DIVERSIFICATION - SEPARATE ACCOUNT INVESTMENTS

     Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts such as the contracts meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

     The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

MULTIPLE CONTRACTS

     Multiple annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. The Company believes that Congress intended to affect the purchase of multiple deferred annuity contracts which may have been purchased to avoid withdrawal income tax treatment. Owners should consult a tax adviser prior to purchasing more than one annuity contract in any calendar year.

TAX TREATMENT OF ASSIGNMENTS

     An assignment of a contract may have tax consequences, and may also be prohibited by ERISA in some circumstances. Owners should therefore consult competent legal advisers should they wish to assign their contracts.

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in Conway vs. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in Tax Court decision in Conway. However, in its acquiesence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under Section 72 of the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should seek their own tax advice.


QUALIFIED PLANS

     The contracts offered by this prospectus are designed to be suitable for use under various types of Qualified plans. Taxation of owners in each Qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contracts issued pursuant to the plan.

     Following are general descriptions of the types of Qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding Qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a Qualified plan.

     Contracts issued pursuant to Qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to Qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

     (A) H.R. 10 Plans

          Section 401 of the Code permits self-employed individuals to establish Qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans and such items as: amounts of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders.

     (B) Tax-Sheltered Annuities

          Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501 (c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals.

     (C) Individual Retirement Annuities

          Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA.

     (D) Roth IRAs

          Section 408(a) of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a regular IRA under Section 408(b) of the Code, contributions to a Roth IRA are not made on a tax-deferred basis, but distributions are tax-free if certain requirements are satisfied. Like regular IRAs, Roth IRAs are subject to limitations on the amount that may be contributed, those who may be eligible and the time when distributions may commence without tax penalty. Certain persons may be eligible to convert a regular IRA into a Roth IRA, and the taxes on the resulting income may be spread over four years if the conversion occurs before January 1, 1999. If and when contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service ("IRS"). Purchasers of the contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

     (E) Corporate Pension and Profit-Sharing Plans

          Section 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interest; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders.

     (F) Deferred Compensation Plans - Section 457

          Under Section 457 of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans which may invest in annuity contracts. The Code, as in the case of Qualified plans, establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. However, under a 457 plan all the plan assets shall remain solely the property of the employer, subject only to the claims of the employer's general creditors until such time as made available to an owner or a Beneficiary. As of January 1, 1999, all 457 plans of state and local governments must hold assets and income in trust (or custodial accounts or an annuity contract) for the exclusive benefit of participants and their Beneficiaries.

--------------------------------------------------------------------------------
                            DISTRIBUTION OF CONTRACTS
--------------------------------------------------------------------------------

     The contracts are offered on a continuous basis through the distributor for the separate account, SunAmerica Capital Services, Inc., located at 733 Third Avenue, 4th Floor, New York, New York 10017. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. The Company and SunAmerica Capital Services, Inc. are each an indirect wholly owned subsidiary of SunAmerica Inc. and a member of the American International Group, Inc. (AIG) family of financial services companies. No underwriting fees are paid in connection with the distribution of the contracts.

--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The audited financial statements of the Company as of December 31, 1999, December 31, 1998 and September 30, 1998 and for the year ended December 31, 1999, for the three months ended December 31, 1998 and for each of the two fiscal years in the period ended September 30, 1998, are presented in this Statement of Additional Information. The financial statements of the Company should be considered only as bearing on the ability of the Company to meet its obligation under the contracts for amounts allocated to the 1 year fixed account.

     As of the date of this Statement of Additional Information, sales of this contract had not yet begun. Therefore financial statements for FS Variable Separate Account (Portion Relating to First SunAmerica Advisor) are not included.

     PricewaterhouseCoopers LLP, 21650 Oxnard Street, Suite 1900, Woodland Hills, California 91367, serves as the independent accountants for the Company. The financial statements referred to above have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP will also serve as independent accountants for the separate account.

                        Report of Independent Accountants

To the Board of Directors and Shareholder of First SunAmerica Life Insurance Company:

In our opinion, the accompanying balance sheet and the related statements of income and comprehensive income and of cash flows present fairly, in all material respects, the financial position of First SunAmerica Life Insurance Company (the "Company") at December 31, 1999, December 31, 1998 and September 30, 1998, and the results of its operations and its cash flows for the year ended December 31, 1999, for the three months ended December 31, 1998 and for each of the two fiscal years in the period ended September 30, 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2, the financial statements for the year ended September 30, 1997 have been restated to reflect the merger of John Alden Life Insurance Company of New York ("JANY") with and into the Company. The merger was accounted for similar to a pooling of interests. The income statement for that year includes the operating results of JANY's for the period from April 1, 1997 (the date of acquisition of JANY by SunAmerica Life Insurance Company, the direct parent of the Company) through September 30, 1997. We have audited the adjustments that were applied to restate the 1997 financial statements. In our opinion, such adjustments are appropriate and have been properly applied to the 1997 financial statements.

PricewaterhouseCoopers LLP
Los Angeles, California
January 31, 2000

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                                  BALANCE SHEET

                                                               December 31,
                                                  ------------------------------------     At September 30,
                                                        1999                 1998                1998
                                                  ---------------       --------------     ----------------
ASSETS

Investments:
  Cash and short-term investments                 $    29,350,000       $   18,466,000      $   55,679,000
  Bonds and notes available for sale,
    at fair value (amortized cost:
    December 1999, $1,587,116,000;
    December 1998, $1,293,637,000;
    September 1998, $1,262,703,000)                 1,522,921,000        1,313,390,000       1,303,872,000
  Mortgage loans                                      211,867,000          176,737,000         187,906,000
  Other invested assets                                42,604,000            6,539,000           6,859,000
                                                  ---------------       --------------      --------------
  Total investments                                 1,806,742,000        1,515,132,000       1,554,316,000

Variable annuity assets held in separate
  accounts                                            558,605,000          344,619,000         271,865,000
Accrued investment income                              24,076,000           18,169,000          19,853,000
Deferred acquisition costs                            137,637,000           96,918,000          87,074,000
Current income taxes receivable                         6,638,000                   --                  --
Deferred income taxes receivable                       18,275,000                   --                  --
Receivable from brokers for sales of
  securities                                                   --           30,597,000           6,661,000
Other assets                                            3,539,000            2,247,000           2,451,000
                                                  ---------------       --------------      --------------
TOTAL ASSETS                                      $ 2,555,512,000       $2,007,682,000      $1,942,220,000
                                                  ===============       ==============      ==============

LIABILITIES AND SHAREHOLDER'S EQUITY

Reserves, payables and accrued liabilities:
  Reserves for fixed annuity contracts            $ 1,523,641,000       $1,432,558,000      $1,460,856,000
  Reserves for universal life insurance
    contracts                                         277,250,000                   --                  --
  Income taxes currently payable                               --           10,144,000          10,177,000
  Payable to brokers for purchases
    of securities                                          63,000           19,806,000              60,000
  Other liabilities                                    34,713,000           12,088,000           7,836,000
                                                  ---------------       --------------      --------------
  Total reserves, payables
    and accrued liabilities                         1,835,667,000        1,474,596,000       1,478,929,000
                                                  ---------------       --------------      --------------
Variable annuity liabilities related
  to separate accounts                                558,605,000          344,619,000         271,865,000
                                                  ---------------       --------------      --------------
Deferred income taxes payable                                  --            3,792,000           5,371,000
                                                  ---------------       --------------      --------------
Shareholder's equity:
  Common Stock                                          3,000,000            3,000,000           3,000,000
  Additional paid-in capital                          144,428,000          144,428,000         144,428,000
  Retained earnings                                    42,409,000           34,737,000          31,361,000
  Accumulated other comprehensive income
    (loss)                                            (28,597,000)           2,510,000           7,266,000
                                                  ---------------       --------------      --------------
  Total shareholder's equity                          161,240,000          184,675,000         186,055,000
                                                  ---------------       --------------      --------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY        $ 2,555,512,000       $2,007,682,000      $1,942,220,000
                                                  ===============       ==============      ==============

                             See accompanying notes

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                  STATEMENT OF INCOME AND COMPREHENSIVE INCOME

                                                                                                    Years Ended September 30,
                                                       Year Ended      Three Months Ended       ----------------------------------
                                                   December 31, 1999    December 31, 1998           1998                  1997
                                                   -----------------   ------------------       -------------         ------------
Investment income                                    $ 127,276,000         $ 28,010,000         $ 117,496,000         $ 65,559,000
                                                     -------------         ------------         -------------         ------------
Interest expense on:
  Fixed annuity contracts                              (76,114,000)         (18,406,000)          (80,624,000)         (45,765,000)
  Universal life insurance
    contracts                                           (6,475,000)                  --                    --                   --
  Senior indebtedness                                           --               (1,000)             (109,000)            (589,000)
                                                     -------------         ------------         -------------         ------------
  Total interest expense                               (82,589,000)         (18,407,000)          (80,733,000)         (46,354,000)
                                                     -------------         ------------         -------------         ------------
NET INVESTMENT INCOME                                   44,687,000            9,603,000            36,763,000           19,205,000
                                                     -------------         ------------         -------------         ------------
NET REALIZED INVESTMENT
  GAINS (LOSSES)                                       (11,178,000)             797,000             4,690,000            5,020,000
                                                     -------------         ------------         -------------         ------------
Fee income:
  Variable annuity fees                                  6,600,000            1,189,000             3,607,000            1,712,000
  Universal life insurance
    fees                                                 1,873,000                   --                    --                   --
  Surrender charges                                      3,296,000              662,000             4,350,000            1,809,000
                                                     -------------         ------------         -------------         ------------
TOTAL FEE INCOME                                        11,769,000            1,851,000             7,957,000            3,521,000
                                                     -------------         ------------         -------------         ------------
GENERAL AND ADMINISTRATIVE
  EXPENSES                                              (7,871,000)          (1,548,000)           (3,301,000)          (3,222,000)
                                                     -------------         ------------         -------------         ------------
AMORTIZATION OF DEFERRED
  ACQUISITION COSTS                                    (22,664,000)          (5,046,000)          (17,120,000)         (10,386,000)
                                                     -------------         ------------         -------------         ------------
ANNUAL COMMISSIONS                                        (450,000)             (90,000)             (348,000)            (195,000)
                                                     -------------         ------------         -------------         ------------

PRETAX INCOME                                           14,293,000            5,567,000            28,641,000           13,943,000

Income tax expense                                      (6,621,000)          (2,191,000)          (12,106,000)          (5,090,000)
                                                     -------------         ------------         -------------         ------------
NET INCOME                                               7,672,000            3,376,000            16,535,000            8,853,000

OTHER COMPREHENSIVE INCOME
  (LOSS), NET OF TAX:
Net unrealized gains (losses) on
  debt and equity securities available
  for sale:
    Net unrealized gains
      (losses) on debt and
      equity securities available
      for sale identified in
      the current period                               (32,333,000)          (4,094,000)            3,856,000            8,570,000
    Less reclassification
      adjustment for net
      realized (gains) losses
      included in net income                             1,226,000             (662,000)           (2,414,000)          (2,565,000)
                                                     -------------         ------------         -------------         ------------
OTHER COMPREHENSIVE INCOME
  (LOSS)                                               (31,107,000)          (4,756,000)            1,442,000            6,005,000
                                                     -------------         ------------         -------------         ------------
COMPREHENSIVE INCOME (LOSS)                          $ (23,435,000)        $ (1,380,000)        $  17,977,000         $ 14,858,000
                                                     =============         ============         =============         ============

                             See accompanying notes

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF CASH FLOWS

                                                                                                Years Ended September 30,
                                                Year Ended        Three Months Ended       -----------------------------------
                                             December 31, 1999     December 31, 1998           1998                  1997
                                             -----------------    ------------------       -------------         -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                   $   7,672,000         $   3,376,000         $  16,535,000         $   8,853,000
  Adjustments to reconcile net
    income to net cash provided
    by operating activities:
      Interest credited to:
        Fixed annuity contracts                   76,114,000            18,406,000            80,624,000            45,765,000
        Universal life insurance
          contracts                                6,475,000                    --                    --                    --
      Net realized investment
        (gains)losses                             11,178,000              (797,000)           (4,690,000)           (5,020,000)
      Accretion of net
        discounts on investments                  (4,123,000)             (377,000)           (1,985,000)           (1,070,000)
      Amortization of goodwill                       691,000                14,000                58,000                58,000
      Provision for deferred
        income taxes                              (5,317,000)              981,000              (389,000)              401,000
  Change in:
    Accrued investment income                     (5,907,000)                   --                    --                    --
    Deferred acquisition costs                     5,381,000             4,256,000             5,642,000            (4,215,000)
    Income taxes receivable/
      payable                                    (16,782,000)              (33,000)            7,941,000             2,535,000
    Other liabilities                             22,625,000                    --                    --                    --
    Other, net                                    (1,042,000)           (1,945,000)            8,472,000            (2,289,000)
                                               -------------         -------------         -------------         -------------
NET CASH PROVIDED BY OPERATING
  ACTIVITIES                                      96,965,000            23,881,000           112,208,000            45,018,000
                                               -------------         -------------         -------------         -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of:
    Bonds and notes                             (497,462,000)         (323,897,000)         (761,591,000)         (833,174,000)
    Mortgage loans                               (66,338,000)                   --           (82,256,000)                   --
    Other investments, excluding
      short-term investments                              --                    --               (11,000)                   --
  Sales of:
    Bonds and notes                              399,790,000           271,632,000           864,763,000           561,887,000
    Mortgage loans                                        --                    --                    --            88,371,000
    Other investments, excluding
      short-term investments                         914,000                    --               494,000               140,000
  Redemptions and maturities of:
    Bonds and notes                               73,380,000            18,231,000            81,254,000            51,600,000
    Mortgage loans                                31,188,000            11,253,000            24,501,000            13,535,000
    Other investments, excluding
      short-term investments                         580,000               320,000                    --                99,000
  Short-term investments received
    from Anchor National Life
    Insurance Company in
    assumption reinsurance
    transaction with MBL Life
    Assurance Corporation                        371,634,000                    --                    --                    --
                                               -------------         -------------         -------------         -------------
NET CASH PROVIDED (USED) BY
  INVESTING ACTIVITIES                           313,686,000           (22,461,000)          127,154,000          (117,542,000)
                                               -------------         -------------         -------------         -------------

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                                                                                               Years Ended September 30,
                                                 Year Ended        Three Months Ended      -----------------------------------
                                              December 31, 1999     December 31, 1998           1998                  1997
                                              -----------------    ------------------      -------------         -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Premium receipts on:
    Fixed annuity contracts                     $  36,249,000         $ 19,411,000         $ 130,851,000         $ 131,711,000
    Universal life insurance
      contracts                                     4,790,000                   --                    --                    --
  Net exchanges from the fixed
    accounts of variable annuity
    contracts                                     (37,223,000)          (9,340,000)          (47,852,000)          (22,346,000)
  Withdrawal payments on:
    Fixed annuity contracts                      (350,019,000)         (49,744,000)         (221,629,000)          (88,229,000)
    Universal life insurance
      contracts                                   (13,781,000)                  --                    --                    --
  Claims and annuity payments on:
    Fixed annuity contracts                       (39,783,000)          (7,697,000)          (36,892,000)          (13,774,000)
  Capital contributions received                           --                   --                    --             5,000,000
  Net receipts from (repayments
    of) other short-term
    financings                                             --            8,737,000           (23,970,000)           18,659,000
  Cession of non-annuity
    product lines                                          --                   --           (34,776,000)                   --
                                                -------------         ------------         -------------         -------------
NET CASH PROVIDED (USED) BY
  FINANCING ACTIVITIES                           (399,767,000)         (38,633,000)         (234,268,000)           31,021,000
                                                -------------         ------------         -------------         -------------
NET INCREASE (DECREASE) IN CASH
  AND SHORT-TERM INVESTMENTS                       10,884,000          (37,213,000)            5,094,000           (41,503,000)

CASH AND SHORT-TERM INVESTMENTS
  AT BEGINNING OF PERIOD                           18,466,000           55,679,000            50,585,000             6,707,000

CASH AND SHORT-TERM INVESTMENTS
  OF JOHN ALDEN LIFE INSURANCE
  COMPANY OF NEW YORK AT DATE OF
  ACQUISITION                                              --                   --                    --            85,381,000
                                                -------------         ------------         -------------         -------------
CASH AND SHORT-TERM INVESTMENTS
  AT END OF PERIOD                              $  29,350,000         $ 18,466,000         $  55,679,000         $  50,585,000
                                                =============         ============         =============         =============
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid on indebtedness                 $          --         $      1,000         $     109,000         $     589,000
                                                =============         ============         =============         =============
  Net income taxes paid                         $  28,720,000         $         --         $   5,439,000         $   2,154,000
                                                =============         ============         =============         =============

                             See accompanying notes

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

1.    NATURE OF OPERATIONS

      First SunAmerica Life Insurance Company (the "Company") is a New York-domiciled life insurance company engaged primarily in the business of selling and administering fixed and variable annuities and universal life contracts in the State of New York.

      The Company is an indirect wholly owned subsidiary of American International Group, Inc. ("AIG"), an international insurance and financial services holding company. At December 31, 1998, the Company was a wholly owned indirect subsidiary of SunAmerica Inc., a Maryland Corporation. On January 1, 1999, SunAmerica Inc. merged with and into AIG in a tax-free reorganization that has been treated as a pooling of interests for accounting purposes. Thus, SunAmerica Inc. ceased to exist on that date. However, immediately prior to the date of the merger, substantially all of the net assets of SunAmerica Inc. were contributed to a newly formed subsidiary of AIG named SunAmerica Holdings, Inc., a Delaware Corporation. SunAmerica Holdings, Inc. subsequently changed its name to SunAmerica Inc. ("SunAmerica").

      The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, and terms and conditions of competing financial products. The Company is exposed to the typical risks normally associated with a portfolio of fixed-income securities, namely interest rate, option, liquidity and credit risk. The Company controls its exposure to these risks by, among other things, closely monitoring and matching the duration of its assets and liabilities, monitoring and limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities, and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. The Company also is exposed to market risk, as market volatility may result in reduced fee income in the case of assets held in separate accounts.

2.    BUSINESS COMBINATION

      On March 31, 1997, SunAmerica Life Insurance Company, the direct parent of the Company, completed the acquisition of all of the outstanding stock of John Alden Life Insurance Company of New York ("JANY"). On October 31, 1997, JANY was merged with and into the Company. On the date of acquisition, JANY had assets having an aggregate fair value of $1,536,179,000, composed primarily of invested assets totaling $1,403,807,000. Liabilities assumed in this acquisition totaled $1,411,179,000, including $1,363,764,000 of fixed annuity reserves. An amount equal to the excess of the purchase price over the fair value of the net assets acquired, amounting to $103,695,000 at September 30, 1997, is included in Deferred Acquisition Costs in the balance sheet. The acquisition was accounted for by using the purchase method of accounting and the merger by using the pooling method from the date of acquisition through the date of merger. The balance sheet at September 30, 1997 and the income statement and statement of cash flows for the year ended September 30,

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

2.    BUSINESS COMBINATION (Continued)

      1997 have been restated from those originally contained in the September 30, 1997 Annual Report on Form 10-K to include the assets and liabilities of JANY and the results of JANY's operations and cash flows for the six-month period from April 1, 1997 through September 30, 1997. On a pro forma (unaudited) basis, assuming the acquisition and merger had occurred on October 1, 1996, the beginning of the earliest period presented herein, investment income would have been $117,059,000 and net income would have been $12,434,000 for the year ended September 30, 1997.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates. Certain items have been reclassified to conform to the current period's presentation.

      Under generally accepted accounting principles, premiums collected on the non-traditional life and annuity insurance products, such as those sold by the Company, are not reflected as revenues in the Company's statement of earnings, as they are recorded directly to policyholder liabilities upon receipt.

      The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

      INVESTED ASSETS: Cash and short-term investments primarily include cash, commercial paper, money market investments, repurchase agreements and short-term bank participations. All such investments are carried at cost plus accrued interest, which approximates fair value, have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

      Bonds and notes available for sale are carried at aggregate fair value and changes in unrealized gains or losses, net of tax, are credited or charged directly to shareholder's equity. Bonds and notes are reduced to estimated net realizable value when necessary for declines in value considered to be other than temporary. Estimates of net realizable value are subjective and actual realization will be dependent upon future events.

      Mortgage loans are carried at amortized unpaid balances, net of provisions for estimated losses. Other invested assets include real estate, which is reduced by impairment provisions, policy loans, which are carried at unpaid balances, and common stock, which is carried at fair value.

      Realized gains and losses on the sale of investments are recognized in operations at the date of sale and are determined by using the

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      specific cost identification method. Premiums and discounts on investments are amortized to investment income by using the interest method over the contractual lives of the investments.

      DEFERRED ACQUISITION COSTS: Policy acquisition costs are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the annuity contracts. Estimated gross profits are composed of net interest income, net realized investment gains and losses, variable annuity fees, surrender charges and direct administrative expenses. Deferred acquisition costs consist of commissions and other costs that vary with, and are primarily related to, the production or acquisition of new business.

      As debt and equity securities available for sale are carried at aggregate fair value, an adjustment is made to deferred acquisition costs equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains or losses on debt and equity securities available for sale that is credited or charged directly to shareholder's equity. Deferred Acquisition Costs have been increased by $20,200,000 at December 31, 1999, and decreased by $15,900,000 at December 31, 1998, $30,000,000 at September 30, 1998 and
      $31,200,000 at September 30, 1997 for this adjustment.

      VARIABLE ANNUITY ASSETS AND LIABILITIES: The assets and liabilities resulting from the receipt of variable annuity premiums are segregated in separate accounts. The Company receives administrative fees for managing the funds and other fees for assuming mortality and certain expense risks. Such fees are included in Variable Annuity Fees in the income statement.

      GOODWILL: Goodwill is amortized by using the straight-line method over a period of 25 years and is included in Other Assets in the balance sheet. There was no goodwill remaining at December 31, 1999.

      CONTRACTHOLDER RESERVES: Contractholder reserves for fixed annuity contracts and universal life insurance contracts are accounted for as investment-type contracts in accordance with Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," and are recorded at accumulated value (premiums received, plus accrued interest, less withdrawals and assessed fees).

      FEE INCOME: Variable annuity fees, universal life insurance fees and surrender charges are recorded in income as earned.

      INCOME TAXES: The Company files as a "life insurance company" under the provisions of the Internal Revenue Code of 1986. Its federal income tax return is consolidated with those of its direct parent, SunAmerica Life Insurance Company (the "Parent"), and its affiliate, Anchor National Life Insurance Company ("ANLIC"). Income taxes have been calculated as if the Company filed a separate return. Deferred

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

      RECENTLY ISSUED ACCOUNTING STANDARDS: In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. SFAS 133 was postponed by SFAS 137, and now will be effective for the Company as of January 1, 2001. Therefore it is not included in the accompanying financial statements. The Company has not completed its analysis of the effect of SFAS 133, but management believes that it will not have a material impact on the Company's results of operations, financial condition or liquidity.

      Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," was adopted for the year ended December 31, 1999 and is included in Note 14 of the accompanying financial statements.

4.    FISCAL YEAR CHANGE

      Effective December 31, 1998, the Company changed its fiscal year end from September 30 to December 31. Accordingly, the financial statements include the results of operations for the transition period, which are not necessarily indicative of operations for a full year. The financial statements as of and for the three months ended December 31, 1998 were originally filed as the Company's unaudited Transition Report on Form 10-Q.

      Results for comparable prior period are summarized below.

                                                   Three Months Ended
                                                    December 31, 1997
                                                   ------------------
      Investment income                                 $29,882,000

      Net investment income                               8,547,000

      Net realized investment gains                       2,075,000

      Total fee income                                    1,653,000

      Pretax income                                       7,193,000

      Net income                                          4,274,000
                                                        ===========

5.    ACQUISITION

      On December 31, 1998, ANLIC acquired the individual life business and the individual and group annuity business of MBL Life Assurance Corporation ("MBL Life"), via a 100% coinsurance transaction, for a cash purchase price of $128,420,000. As part of this transaction,

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

5.    ACQUISITION (Continued)

      ANLIC acquired assets having an aggregate fair value of $5,718,227,000, composed primarily of invested assets totaling $5,715,010,000. Liabilities assumed in this acquisition totaled $5,831,266,000, including $3,460,503,000 of fixed annuity reserves, $2,308,742,000 of universal life reserves and $24,011,000 of guaranteed investment contract reserves.

      Included in the block of business acquired from MBL Life were policies whose owners are residents of the State of New York ("the New York Business"). On July 1, 1999, the New York Business was acquired by the Company via an assumption reinsurance agreement. As part of this acquisition, invested assets equal to $678,272,000, universal life reserves equal to $282,247,000, group pension reserves equal to $406,118,000, and other net assets of $10,093,000 were assumed by the Company. On a pro forma basis, assuming the MBL Life acquisition had been consummated on October 1, 1996, the beginning of the earliest period presented here, investment income would have been $150,619,000, $164,183,000 and $112,246,000 for the year ended December 31, 1999 and the years ended September 30, 1998 and 1997, respectively. Net income would have been $9,364,000, $19,920,000 and $12,238,000 for the year ended
      December 31, 1999 and the years ended September 30, 1998 and 1997, respectively.

      The $128,420,000 purchase price was allocated between the Company and ANLIC based on the estimated future gross profits of the two blocks of business. The portion allocated to the Company was $10,000,000.

      As part of the Acquisition, the Company received $34,657,000 from MBL Life to pay policy enhancements guaranteed by the MBL Life rehabilitation agreement to policyholders meeting certain requirements. A primary requirement was that annuity policyholders must have converted their MBL Life policy to a policy type currently offered by the Company or one of its affiliates by December 31, 1999. The enhancements are to be credited in four installments on January 1, 2000, June 30, 2001, June 30, 2002 and June 30, 2003, to eligible policies still active on each of those dates. On December 31, 1999 the enhancement reserve for such payments totaled $35,807,000, which includes interest credited at 6.75% on the original reserve. Of this amount, $4,621,000 was credited to policyholders in February 2000 for the January 1, 2000 installment.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

6.    INVESTMENTS

      The amortized cost and estimated fair value of bonds and notes available for sale by major category follow:

                                                                              Estimated
                                                          Amortized              Fair
                                                             Cost               Value
                                                        --------------      --------------
      AT DECEMBER 31, 1999:

      Securities of the United States
        Government                                      $    1,479,000      $    1,347,000
      Mortgage-backed securities                           602,095,000         574,247,000
      Securities of public utilities                        41,758,000          41,071,000
      Corporate bonds and notes                            667,450,000         637,985,000
      Other debt securities                                274,334,000         268,271,000
                                                        --------------      --------------
        Total                                           $1,587,116,000      $1,522,921,000
                                                        ==============      ==============
      AT DECEMBER 31, 1998:

      Securities of the United States
        Government                                      $   10,230,000      $   10,263,000
      Mortgage-backed securities                           534,759,000         546,409,000
      Securities of public utilities                        78,396,000          80,442,000
      Corporate bonds and notes                            567,623,000         573,599,000
      Other debt securities                                102,629,000         102,677,000
                                                        --------------      --------------
        Total                                           $1,293,637,000      $1,313,390,000
                                                        ==============      ==============
      AT SEPTEMBER 30, 1998:

      Securities of the United States
        Government                                      $      518,000      $      549,000
      Mortgage-backed securities                           454,934,000         472,557,000
      Securities of public utilities                        81,525,000          84,711,000
      Corporate bonds and notes                            658,674,000         677,717,000
      Other debt securities                                 67,052,000          68,338,000
                                                        --------------      --------------
        Total                                           $1,262,703,000      $1,303,872,000
                                                        ==============      ==============

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

6.    INVESTMENTS (Continued)

      The amortized cost and estimated fair value of bonds and notes available for sale by contractual maturity, as of December 31, 1999, follow:

                                                                        Estimated
                                                    Amortized              Fair
                                                       Cost               Value
                                                  --------------      --------------
      Due in one year or less                     $   47,125,000      $   46,887,000
      Due after one year through five years          299,033,000         295,798,000
      Due after five years through ten years         445,835,000         419,857,000
      Due after ten years                            193,028,000         186,133,000
      Mortgage-backed securities                     602,095,000         574,246,000
                                                  --------------      --------------
        Total                                     $1,587,116,000      $1,522,921,000
                                                  ==============      ==============

      Actual maturities of bonds and notes will differ from those shown above due to prepayments and redemptions. Gross unrealized gains and losses on bonds and notes available for sale by major category follow:

                                                    Gross             Gross
                                                  Unrealized       Unrealized
                                                    Gains            Losses
                                                 -----------      ------------
      AT DECEMBER 31, 1999:

      Securities of the United States
        Government                               $     5,000      $   (137,000)
      Mortgage-backed securities                     873,000       (28,721,000)
      Securities of public utilities                  56,000          (743,000)
      Corporate bonds and notes                    2,867,000       (32,332,000)
      Other debt securities                          454,000        (6,517,000)
                                                 -----------      ------------
        Total                                    $ 4,255,000      $(68,450,000)
                                                 ===========      ============
      AT DECEMBER 31, 1998:

      Securities of the United States
        Government                               $    35,000      $     (2,000)
      Mortgage-backed securities                  13,104,000        (1,454,000)
      Securities of public utilities               2,585,000          (539,000)
      Corporate bonds and notes                   18,094,000       (12,118,000)
      Other debt securities                          748,000          (700,000)
                                                 -----------      ------------
        Total                                    $34,566,000      $(14,813,000)
                                                 ===========      ============
      AT SEPTEMBER 30, 1998:

      Securities of the United States
        Government                               $    31,000      $         --
      Mortgage-backed securities                  17,733,000          (110,000)
      Securities of public utilities               3,562,000          (376,000)
      Corporate bonds and notes                   30,219,000       (11,176,000)
      Other debt securities                        1,297,000           (11,000)
                                                 -----------      ------------
        Total                                    $52,842,000      $(11,673,000)
                                                 ===========      ============

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

6.    INVESTMENTS (Continued)

      Gross unrealized gains on equity securities available for sale aggregated $9,000 at December 31, 1998 and September 30, 1998 and $19,000 at September 30, 1997. There were no gross unrealized gains or losses on equity securities available for sale at December 31, 1999 and no gross unrealized losses at December 31, 1998, September 30, 1998 and September 30, 1997.

      Gross realized investment gains and losses on sales of investments are as follows:

                                   Year Ended     Three Months Ended      Years Ended September 30,
                                  December 31,      December 31,       ------------------------------
                                      1999              1998               1998              1997
                                  ------------    ------------------   ------------       -----------
      BONDS AND NOTES:
        Realized gains            $  6,040,000       $ 4,290,000       $ 13,067,000       $ 6,441,000
        Realized losses             (9,688,000)       (1,843,000)        (7,509,000)       (1,466,000)

      MORTGAGE LOANS:
        Realized losses                     --                --           (289,000)          (15,000)

      OTHER INVESTMENTS:
        Realized gains                 164,000                --             22,000           140,000
        Realized losses                     --                --           (209,000)               --

      IMPAIRMENT WRITEDOWNS         (7,694,000)       (1,650,000)          (392,000)          (80,000)
                                  ------------       -----------       ------------       -----------
        Total net realized
        investment gains
        (losses)                  $(11,178,000)      $   797,000       $  4,690,000       $ 5,020,000
                                  ============       ===========       ============       ===========

The sources and related amounts of investment income are as follows:

                                   Year Ended     Three Months Ended     Years Ended September 30,
                                   December 31,      December 31,     ------------------------------
                                       1999              1998              1998              1997
                                   ------------   ------------------  ------------       -----------
      Short-term investments       $  4,795,000      $ 1,122,000      $  2,340,000      $ 1,334,000
      Bonds and notes               103,503,000       22,811,000       100,808,000       56,253,000
      Mortgage loans                 17,139,000        3,980,000        13,901,000        7,714,000
      Other invested assets           1,839,000           97,000           447,000          258,000
                                   ------------      -----------      ------------      -----------
      Total investment income      $127,276,000      $28,010,000      $117,496,000      $65,559,000
                                   ============      ===========      ============      ===========

      Expenses incurred to manage the investment portfolio amounted to $1,548,000 for the year ended December 31, 1999, $218,000 for the three months ended December 31, 1998, $814,000 for the year ended September 30, 1998 and $387,000 for the year ended September 30, 1997 and are included in General and Administrative Expenses in the income statement.

      No investments in any one entity or its affiliates exceeded 10% of the Company's shareholder's equity at December 31, 1999.

      At December 31, 1999, mortgage loans were collateralized by properties located in 33 states, with loans totaling approximately 34% of the aggregate carrying value of the portfolio secured by properties located in California, approximately 11% by properties located in New York and Michigan and no more than 5% of the portfolio was secured by properties located in any other single state.

      At December 31, 1999, bonds and notes included $123,849,000 of bonds and notes not rated investment grade. The Company had no material concentrations of non-investment-grade assets at December 31, 1999.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

6.    INVESTMENTS (Continued)

      At December 31, 1999, the carrying value of investments in default as to the payment of principal or interest was $1,760,000. Such nonperforming assets had an estimated fair value of $1,293,000.

      At December 31, 1999, $519,000 of bonds, at amortized cost, were on deposit with regulatory authorities in accordance with statutory requirements.

7.    FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following estimated fair value disclosures are limited to reasonable estimates of the fair value of only the Company's financial instruments. The disclosures do not address the value of the Company's recognized and unrecognized nonfinancial assets (including its other invested assets) and liabilities or the value of anticipated future business. The Company does not plan to sell most of its assets or settle most of its liabilities at these estimated fair values.

      The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Selling expenses and potential taxes are not included. The estimated fair value amounts were determined using available market information, current pricing information and various valuation methodologies. If quoted market prices were not readily available for a financial instrument, management determined an estimated fair value. Accordingly, the estimates may not be indicative of the amounts the financial instruments could be exchanged for in a current or future market transaction.

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

      CASH AND SHORT-TERM INVESTMENTS: Carrying value is considered to be a reasonable estimate of fair value.

      BONDS AND NOTES: Fair value is based principally on independent pricing services, broker quotes and other independent information.

      MORTGAGE LOANS: Fair values are primarily determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

      VARIABLE ANNUITY ASSETS HELD IN SEPARATE ACCOUNTS: Variable annuity assets are carried at the market value of the underlying securities.

      RECEIVABLE FROM (PAYABLE TO) BROKERS FOR SALES (PURCHASES) OF SECURITIES:
      Such obligations represent transactions of a short-term nature for which the carrying value is considered a reasonable estimate of fair value.

      RESERVES FOR FIXED ANNUITY CONTRACTS: Deferred annuity contracts are assigned a fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of future cash flows at current pricing rates.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

7.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

      RESERVES FOR UNIVERSAL LIFE INSURANCE CONTRACTS: Universal life and single life premium contracts are assigned a fair value equal to current net surrender value.

      VARIABLE ANNUITY LIABILITIES RELATED TO SEPARATE ACCOUNTS: Fair values of contracts in the accumulation phase are based on net surrender values. Fair values of contracts in the payout phase are based on the present value of future cash flows at assumed investment rates.

      The estimated fair values of the Company's financial instruments at December 31, 1999, December 31, 1998 and September 30, 1998, compared with their respective carrying values, are as follows:


                                                          Carrying              Fair
                                                            Value               Value
                                                       --------------      --------------
      DECEMBER 31, 1999:
      ASSETS:
        Cash and short-term investments                $   29,350,000      $   29,350,000
        Bonds and notes                                 1,522,921,000       1,522,921,000
        Mortgage loans                                    211,867,000         211,197,000
        Variable annuity assets held in
          separate accounts                               558,605,000         558,605,000

      LIABILITIES:
        Reserves for fixed annuity contracts            1,523,641,000       1,458,786,000
        Reserves for universal life
          insurance contracts                             277,250,000         261,522,000
        Variable annuity liabilities related
          to separate accounts                            558,605,000         535,282,000
        Payable to brokers for purchase of
          securities                                           63,000              63,000
                                                       ==============      ==============
      DECEMBER 31, 1998:

      ASSETS:
        Cash and short-term investments                $   18,466,000      $   18,466,000
        Bonds and notes                                 1,313,390,000       1,313,390,000
        Mortgage loans                                    176,737,000         182,013,000
        Variable annuity assets held in
          separate accounts                               344,619,000         344,619,000
        Receivable from brokers for sales
          of securities                                    30,597,000          30,597,000

      LIABILITIES:
        Reserves for fixed annuity contracts            1,432,558,000       1,382,574,000
        Variable annuity liabilities related
          to separate accounts                            344,619,000         328,064,000
        Payable to brokers for purchase of
          securities                                       19,806,000          19,806,000
                                                       ==============      ==============

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

7.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

                                                       Carrying
                                                         Value            Fair Value
                                                    --------------      --------------
      SEPTEMBER 30, 1998:

      ASSETS:
        Cash and short-term investments             $   55,679,000      $   55,679,000
        Bonds and notes                              1,303,872,000       1,303,872,000
        Mortgage loans                                 187,906,000         194,471,000
        Variable annuity assets held in
          separate accounts                            271,865,000         271,865,000
        Receivable from brokers for
          sales of securities                            6,661,000           6,661,000

      LIABILITIES:
        Reserves for fixed annuity
          contracts                                  1,460,856,000       1,406,853,000
        Variable annuity liabilities
          related to separate accounts                 271,865,000         256,623,000
        Payable to brokers for purchase of
          securities                                        60,000              60,000
                                                    ==============      ==============

8.    REINSURANCE

      The business which was assumed from MBL Life is subject to existing reinsurance ceded agreements. The agreements, which represent predominantly yearly renewable term insurance, allow for maximum retention on any single life of $2,000,000. In order to limit even further the exposure to loss on any single insured and to recover an additional portion of the benefits paid over such limits, the Company entered into a reinsurance treaty effective January 1, 1999 under which the Company retains no more than $100,000 of risk on any one insured life. At December 31, 1999, a total reserve credit of $397,000 was taken against the life insurance reserves. With respect to these coinsurance agreements, the Company could become liable for all obligations of the reinsured policies if the reinsurers were to become unable to meet the obligations assumed under the respective reinsurance agreements. The Company monitors its credit exposure with respect to these agreements. However, due to the high credit ratings of the reinsurers, such risks are considered to be minimal.

9.    CONTINGENT LIABILITIES

      The Company is involved in various kinds of litigation common to its business. These cases are in various stages of development and, based on reports of counsel, management believes that provisions made for potential losses relating to such litigation are adequate and any further liabilities and costs will not have a material adverse impact upon the Company's financial position, results of operations, or cash flows.

      The Company's current financial strength and counterparty credit ratings from Standard & Poor's are based in part on a guarantee (the "Guarantee") of the Company's insurance policy obligations by American Home Assurance Company ("American Home"), a subsidiary of AIG, and a member of an AIG intercompany pool, and the belief that the Company is

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

9.    CONTINGENT LIABILITIES (Continued)

      viewed as a strategically important member of AIG. The Guarantee is unconditional and irrevocable, and policyholders have the right to enforce the Guarantee directly against American Home.

      The Company's current financial strength rating from Moody's is based in part on a support agreement between the Company and AIG (the "Support Agreement"), pursuant to which AIG has agreed that AIG will cause the Company to maintain a policyholders' surplus of not less than $1 million or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement also provides that if the Company needs funds not otherwise available to it to make timely payment of its obligations under policies issued by it, AIG will provide such funds at the request of the Company. The Support Agreement is not a direct or indirect guarantee by AIG to any person of any obligation of the Company. AIG may terminate the Support Agreement with respect to outstanding obligations of the Company only under circumstances where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the support agreement. Policyholders have the right to cause the Company to enforce its rights against AIG and, if the Company fails or refuses to take timely action to enforce the Support Agreement or if the Company defaults in any claim or payment owed to such policyholder when due, have the right to enforce the Support Agreement directly against AIG.

      American Home does not publish financial statements, although it files statutory annual and quarterly reports with the New York State Insurance Department, where such reports are available to the public. AIG is a reporting company under the Securities Exchange Act of 1934, and publishes annual reports on Form 10-K and quarterly reports on Form 10-Q, which are available from the Securities and Exchange Commission.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

10.     SHAREHOLDER'S  EQUITY

     The Company is authorized to issue 300 shares of its $10,000 par value Common Stock. At December 31, 1999, December 31, 1998 and September 30, 1998, 300 shares were outstanding.

     Changes in shareholder's equity are as follows:

                                                Year Ended      Three Months Ended         Years Ended September 30,
                                               December 31,        December 31,        ---------------------------------
                                                   1999                1998                 1998                1997
                                               -------------    ------------------     -------------       -------------
      ADDITIONAL PAID-IN CAPITAL:
        Beginning balances                     $ 144,428,000       $ 144,428,000       $ 144,428,000       $  14,428,000
        Additional paid-in capital
          acquired as a result of the
          merger with JANY                                --                  --                  --         125,000,000
        Capital contributions received                    --                  --                  --           5,000,000
                                               -------------       -------------       -------------       -------------
      Ending balances                          $ 144,428,000       $ 144,428,000       $ 144,428,000       $ 144,428,000
                                               =============       =============       =============       =============
      RETAINED EARNINGS:
        Beginning balances                     $  34,737,000       $  31,361,000       $  14,826,000       $   5,973,000
        Net income                                 7,672,000           3,376,000          16,535,000           8,853,000
                                               -------------       -------------       -------------       -------------
      Ending balances                          $  42,409,000       $  34,737,000       $  31,361,000       $  14,826,000
                                               =============       =============       =============       =============
      ACCUMULATED OTHER COMPREHENSIVE
        INCOME (LOSS):
          Beginning balances                   $   2,510,000       $   7,266,000       $   5,824,000       $    (181,000)
          Change in net unrealized gains
            (losses) on equity securities             (9,000)                 --             (10,000)           (110,000)
          Change in net unrealized gains
            (losses) on bonds and notes
            available for sale                   (83,948,000)        (21,416,000)          1,028,000          40,648,000
          Change in adjustment to
            deferred acquisition costs            36,100,000          14,100,000           1,200,000         (31,300,000)
          Tax effects of net changes              16,750,000           2,560,000            (776,000)         (3,233,000)
                                               -------------       -------------       -------------       -------------
      Ending balances                          $ (28,597,000)      $   2,510,000       $   7,266,000       $   5,824,000
                                               =============       =============       =============       =============

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

10.   SHAREHOLDER'S EQUITY (Continued)

      For a life insurance company domiciled in the State of New York, no dividend may be distributed to any shareholder unless notice of the domestic insurer's intention to declare such dividend and the amount have been filed with the Superintendent of Insurance not less than 30 days in advance of such proposed declaration, or if the Superintendent disapproves the distribution of the dividend within the 30-day period. No dividends were paid in the year ended December 31, 1999, three months ended December 31, 1998 or the fiscal years ended 1998 or 1997.

      Under statutory accounting principles utilized in filings with insurance regulatory authorities, the Company's net income for the years ended December 31, 1999, 1998 and 1997 was $14,210,000, $16,263,000 and
      $18,390,000, respectively. The Company's statutory capital and surplus was $111,338,000 at December 31, 1999, $96,474,000 at December 31, 1998 and
      $94,239,000 at September 30, 1998.

11.   INCOME TAXES

      The components of the provisions for federal income taxes on pretax income consist of the following:

                                       Net realized
                                        Investment
                                       Gains (Losses)    Operations        Total
                                        -----------      -----------    ------------
      December 31, 1999:

      Currently payable                 $ 2,345,000      $ 9,593,000    $ 11,938,000
      Deferred                           (6,772,000)       1,455,000      (5,317,000)
                                        -----------      -----------    ------------
        Total income tax expense
          (benefit)                     $(4,427,000)     $11,048,000    $  6,621,000
                                        ===========      ===========    ============
      December 31, 1998:

      Currently payable                 $ 1,165,000      $    45,000    $  1,210,000
      Deferred                             (595,000)       1,576,000         981,000
                                        -----------      -----------    ------------
        Total income tax expense        $   570,000      $ 1,621,000    $  2,191,000
                                        ===========      ===========    ============
      September 30, 1998:

      Currently payable                 $ 2,711,000      $ 9,784,000    $ 12,495,000
      Deferred                             (515,000)         126,000        (389,000)
                                        -----------      -----------    ------------
        Total income tax expense        $ 2,196,000      $ 9,910,000    $ 12,106,000
                                        ===========      ===========    ============
      September 30, 1997:

      Currently payable                 $ 1,790,000      $ 2,899,000    $  4,689,000
      Deferred                              (11,000)         412,000         401,000
                                        -----------      -----------    ------------
        Total income tax expense        $ 1,779,000      $ 3,311,000    $  5,090,000
                                        ===========      ===========    ============

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

11.   INCOME TAXES (Continued)

      Income taxes computed at the United States federal income tax rate of 35% and income taxes provided differ as follows:


                                                                Three
                                             Year Ended      Months Ended      Years Ended September 30,
                                            December 31,     December 31,     ----------------------------
                                               1999              1998            1998              1997
                                            ------------      ----------      -----------      -----------
      Amount computed at statutory rate     $ 4,984,000       $1,949,000      $10,024,000      $ 4,880,000
      Increases (decreases)
        resulting from:
          Amortization of differences
            between book and tax bases
            of net assets acquired              223,000            5,000           20,000           20,000
          State income taxes, net of
            federal tax benefit               1,817,000          237,000        2,042,000          200,000
          Dividend received deduction          (263,000)              --               --               --
          Other, net                           (140,000)              --           20,000          (10,000)
                                            -----------       ----------      -----------      -----------
          Total income tax expense          $ 6,621,000       $2,191,000      $12,106,000      $ 5,090,000
                                            ===========       ==========      ===========      ===========

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

11.   INCOME TAXES (Continued)

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of the (receivable) liability for Deferred Income Taxes are as follows:

                                                         December 31,
                                               -------------------------------       September 30,
                                                   1999               1998               1998
                                               ------------       ------------      --------------
      DEFERRED TAX LIABILITIES:
        Investments                            $         --       $  1,517,000       $  1,782,000
        Deferred acquisition costs               22,643,000         29,018,000         29,505,000
        Net unrealized gains on debt and
          equity securities available for
          sale                                           --          1,347,000          3,912,000
        Other liabilities                            44,000             46,000             46,000
                                               ------------       ------------       ------------
        Total deferred tax liabilities           22,687,000         31,928,000         35,245,000
                                               ------------       ------------       ------------
      DEFERRED TAX ASSETS:
        Contractholder reserves                 (18,026,000)       (18,550,000)       (18,535,000)
        State income taxes                               --            (79,000)           (79,000)
        Net unrealized losses on debt and
          equity securities available for
          sale                                  (15,398,000)                --                 --
        Other assets                             (7,538,000)        (9,507,000)       (11,260,000)
                                               ------------       ------------       ------------
        Total deferred tax assets               (40,962,000)       (28,136,000)       (29,874,000)
                                               ------------       ------------       ------------
        Deferred income taxes                  $(18,275,000)      $  3,792,000       $  5,371,000
                                               ============       ============       ============

12.   COMPREHENSIVE INCOME

      Effective October 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") which requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. The adoption of SFAS 130 did not have an impact on the Company's results of operations, financial condition or liquidity. Comprehensive income amounts for the prior year are disclosed to conform to the current year's presentation.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

12.   COMPREHENSIVE INCOME (Continued)

      The before tax, after tax, and tax (expense) benefit amounts for each component of the (decrease) increase in unrealized gains or losses on debt and equity securities available for sale for both the current and prior periods are summarized below:

                                                                        Tax Benefit
                                                      Before Tax          (Expense)         Net of Tax
                                                     ------------       ------------       ------------
      Year ended December 31, 1999:

        Net unrealized losses on debt
        and equity securities available
        for sale identified in the
        current period                               $(93,613,000)      $ 32,765,000       $(60,848,000)

        Increase in deferred acquisition
          cost adjustment identified in
          the current period                           43,869,000        (15,354,000)        28,515,000
                                                     ------------       ------------       ------------
        Subtotal                                      (49,744,000)        17,411,000        (32,333,000)
                                                     ------------       ------------       ------------

        Reclassification adjustment for:
          Net realized losses included
          in net income                                 9,656,000         (3,380,000)         6,276,000

          Related change in deferred
          acquisition costs                            (7,769,000)         2,719,000         (5,050,000)
                                                     ------------       ------------       ------------
          Total reclassification
          adjustment                                    1,887,000           (661,000)         1,226,000
                                                     ------------       ------------       ------------
        Total other comprehensive loss               $(47,857,000)      $ 16,750,000       $(31,107,000)
                                                     ============       ============       ============
      Three months ended December 31, 1998:

        Net unrealized losses on debt
        and equity securities available
        for sale identified in the
        current period                               $(17,664,000)      $  6,182,000       $(11,482,000)

        Increase in deferred acquisition
          cost adjustment identified in
          the current period                           11,367,000         (3,979,000)         7,388,000
                                                     ------------       ------------       ------------
        Subtotal                                       (6,297,000)         2,203,000         (4,094,000)
                                                     ------------       ------------       ------------
        Reclassification adjustment for:
          Net realized losses included
          in net income                                (3,752,000)         1,314,000         (2,438,000)

          Related change in deferred
          acquisition costs                             2,733,000           (957,000)         1,776,000
                                                     ------------       ------------       ------------
          Total reclassification
          adjustment                                   (1,019,000)           357,000           (662,000)
                                                     ------------       ------------       ------------
        Total other comprehensive loss               $ (7,316,000)      $  2,560,000       $ (4,756,000)
                                                     ============       ============       ============

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

12.   COMPREHENSIVE INCOME (Continued)

                                                                       Tax Benefit
                                                     Before Tax          (Expense)         Net of Tax
                                                    ------------       ------------       ------------
      Fiscal Year ended September 30, 1998:

        Net unrealized gains on debt
        and equity securities available
        for sale identified in the
        current period                              $ 17,664,000       $ (6,182,000)      $ 11,482,000

        Increase in deferred acquisition
          cost adjustment identified in
          the current period                         (11,732,000)         4,106,000         (7,626,000)
                                                    ------------       ------------       ------------
        Subtotal                                       5,932,000         (2,076,000)         3,856,000
                                                    ------------       ------------       ------------
        Reclassification adjustment for:
          Net realized gains included
          in net income                              (16,646,000)         5,826,000        (10,820,000)

          Related change in deferred
            acquisition costs                         12,932,000         (4,526,000)         8,406,000
                                                    ------------       ------------       ------------
          Total reclassification
          adjustment                                  (3,714,000)         1,300,000         (2,414,000)
                                                    ------------       ------------       ------------
        Total other comprehensive income            $  2,218,000       $   (776,000)      $  1,442,000
                                                    ============       ============       ============
      Fiscal Year ended September 30, 1997:

        Net unrealized gains on debt
        and equity securities available
        for sale identified in the
        current period                              $ 45,904,000       $(16,066,000)      $ 29,838,000

        Increase in deferred acquisition
          cost adjustment identified in
          the current period                         (32,720,000)        11,452,000        (21,268,000)
                                                    ------------       ------------       ------------
        Subtotal                                      13,184,000         (4,614,000)         8,570,000
                                                    ------------       ------------       ------------
        Reclassification adjustment for:
          Net realized gains included
          in net income                               (5,366,000)         1,878,000         (3,488,000)

          Related change in deferred
          acquisition costs                            1,420,000           (497,000)           923,000
                                                    ------------       ------------       ------------
          Total reclassification
          adjustment                                  (3,946,000)         1,381,000         (2,565,000)
                                                    ------------       ------------       ------------
        Total other comprehensive income            $  9,238,000       $ (3,233,000)      $  6,005,000
                                                    ============       ============       ============

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

13.   RELATED-PARTY MATTERS

      The Company pays commissions to six affiliated companies, SunAmerica Securities, Inc., Advantage Capital Corp., Financial Services Corp., Sentra Securities Corp., Spelman & Co. Inc. and Royal Alliance Associates, Inc. Commissions paid to these broker-dealers totaled $1,976,000 in the year ended December 31, 1999, $615,000 in the three months ended December 31, 1998, $3,855,000 in the year ended 1998 and $4,486,000 in the year ended 1997. These broker-dealers represent a significant portion of the Company's business, amounting to 37.5%, 27.8%, 33.0% and 38.9% of premiums in the year ended December 31, 1999, three months ended December 31, 1998, and the years ended September 30, 1998 and 1997, respectively. One unaffiliated broker-dealer was responsible for 25% of total premiums in the year ended December 31, 1999 and no other single unaffiliated broker-dealer was responsible for more than 8% of total premiums in the year ended December 31, 1999.

      The Company purchases administrative, investment management, accounting, marketing and data processing services from SunAmerica Financial, whose purpose is to provide services to the Company and its affiliates. Amounts paid for such services totaled $7,959,000 for the year ended December 31, 1999, $1,631,000 for the three months ended December 31, 1998, $3,877,000 for the year ended September 30, 1998 and $2,454,000 for the year ended September 30, 1997. The marketing components of such costs during these periods amounted to $2,907,000, $630,000, $1,877,000 and $1,223,000, respectively, and are deferred and amortized as part of Deferred Acquisition Costs. The other components of these costs are included in General and Administrative Expenses in the income statement.

      During the year ended September 30, 1997, the Company sold one bond with a book value of $2,072,000 to SunAmerica. The Company recorded a net gain of $83,000 on the transaction.

                           PART C - OTHER INFORMATION

Item 24.     Financial Statements and Exhibits

(a)    Financial Statements

         The following financial statements are included in Part B of the Registration Statement:

                  Audited financial statements of First SunAmerica Life Insurance Company as of December 31, 1999, December 31, 1998 and September 30, 1998 and for the year ended December 31, 1999, for the three months ended December 31, 1998 and for each of the two fiscal years in the period ended September 30, 1998.

                  As of the date of this filing, sales of this contract have not yet begun. Therefore, financial statements for FS Variable Separate Account (portion relating to First SunAmerica Advisor) are not included.


(b)    Exhibits
----------------
(1)      Resolutions Establishing Separate Account......      ***
(2)      Custody Agreements.............................      Not Applicable
(3)      (a) Distribution Contract......................      **
         (b) Form of Selling Agreement..................      *
(4)      Variable Annuity Contract......................      *
4(a)     Individual Retirement Annuity Endorsement......      *
(5)      Application for Contract.......................      *
(6)      Depositor - Corporate Documents
         (a) Certificate of Incorporation...............      **
         (b) By-Laws....................................      **
(7)      Reinsurance Contract...........................      Not Applicable
(9)      Opinion of Counsel.............................      *
         Consent of Counsel.............................      *
(10)     Consent of Independent Accountants.............      *
(11)     Financial Statements Omitted from Item 23......      None
(12)     Initial Capitalization Agreement...............      Not Applicable
(13)     Performance Computations.......................      **
(14)     Diagram and Listing of All Persons Directly
         or Indirectly Controlled By or Under Common
         Control with First SunAmerica Life Insurance
         Company, the Depositor of Registrant...........      *
(15)     Powers of Attorney.............................      *
(27)     Financial Data Schedules.......................      Not Applicable

*      Filed Herewith
**     To be Filed by Amendment
*** Filed on October 11, 1994, Initial Registration Statement of FS Variable Separate Account, File Numbers 33-85014 and 811-8810.

Item 25.  Directors and Officers of the Depositor
-------------------------------------------------

        The officers and directors of First SunAmerica Life Insurance Company are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.

Name                            Position
----                            --------
Eli Broad                       Chairman and Chief Executive Officer
Jay S. Wintrob                  Director, President and Executive Vice President
Marc H. Gamsin                  Director and Senior Vice President
Thomas W. Baxter(l)             Director
Vicki E. Marmorstein(2)         Director
Debbie Potash-Turner(3)         Director
Richard D. Rohr(4)              Director
Margery K. Neale (5)            Director
Lester Pollack(6)               Director
Jana W. Greer                   Director and Senior Vice President
James R. Belardi                Director and Senior Vice President
Gregory M. Outcalt              Senior Vice President and Controller
N. Scott Gillis                 Director and Senior Vice President
Edwin R. Raquel                 Senior Vice President and Chief Actuary
Scott H. Richland               Vice President
Stewart R. Polakov              Vice President
P. Daniel Demko, Jr.            Vice President
Maurice Hebert                  Vice President and Controller
Kevin J. Hart                   Vice President
Lawrence M. Goldman             Director, Vice President and Assistant Secretary
Christine A. Nixon              Director, Vice President and Secretary
Virginia Puzon                  Assistant Secretary

----------------
(1)        400 S. Hope St., 15th Floor, Los Angeles, California 90071

(2)        633 W. Fifth St., Suite 400, Los Angeles, California 90071

(3)        733 Third Avenue, Third Floor, New York, New York 10017

(4)        100 Renaissance Center, 34th Floor, Detroit, Michigan 48243

(5)        919 Third Avenue, New York, New York 10022-9998

(6)        One Rockefeller Plaza, Suite 1025, New York, New York 10020

Item 26. Persons Controlled By or Under Common Control With Depositor or Registrant

        The Registrant is a separate account of First SunAmerica Life Insurance Company (Depositor). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with First SunAmerica Life Insurance Company, the Depositor of Registrant, see Exhibit 14 of Registration Statement of Registrant, which is incorporated herein by reference. As of January 4, 1999, First SunAmerica became an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787 filed March 30, 2000.

Item 27.   Number of Contract Owners

        None

Item 28.  Indemnification

         None.

Item 29.   Principal Underwriter

        SunAmerica Capital Services, Inc. serves as distributor to the Registrant, Presidential Variable Account One, Variable Separate Account, Variable Annuity Account One, FS Variable Annuity Account One, Variable Annuity Account Four, Variable Annuity Account Five and Variable Annuity Account Seven. SunAmerica Capital Services, Inc. also serves as the underwriter to the SunAmerica Income Funds, SunAmerica Equity Funds, SunAmerica Money Market Funds, Inc., Style Select Series, Inc. and the SunAmerica Strategic Investment Series, Inc., all issued by SunAmerica Asset Management Corp.

        Its principal business address is 733 Third Avenue, 4th Floor, New York, New York 10017. The following are the directors and officers of SunAmerica Capital Services, Inc.

        Name                        Position with Distributor
        ----                        -------------------------
        J. Steven Neamtz             Director and President
        Robert M. Zakem              Director, Executive
                                     Vice President, General Counsel
                                        and Assistant Secretary
        Peter A. Harbeck             Director
        James Nichols                Vice President
        Debbie Potash-Turner         Controller
        Virginia M. Puzon            Assistant Secretary

               Net
               Distribution     Compensation
Name of        Discounts and    on Redemption       Brokerage
Distributor    Commissions      Annuitization       Commission     Commissions*
------------   -------------    -------------       -----------    ------------
SunAmerica     None             None                None           None
 Capital
 Services, Inc.

---------------
* Distribution fee is paid by First SunAmerica Life Insurance Company.

Item 30.   Location of Accounts and Records

         First SunAmerica Life Insurance Company, the Depositor for the Registrant, is located at 733 Third Avenue, 4th Floor, New York, New York 10017. SunAmerica Capital Services, Inc., the distributor of the Contracts, is located at 733 Third Avenue, 4th Floor, New York, New York 10017. Each maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

         State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02100, maintains certain accounts and records pursuant to the instructions of the Registrant.

Item 31.  Management Services

         Not Applicable.


Item 32.  Undertakings

         Registrant undertakes to (1) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (2) include either (A) as part of any application to purchase a Contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a postcard or similar written communication affixed to or included in the Prospectus that the Applicant can remove to send for a Statement of Additional Information; and (3) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

Item 33.  Representation

(a) The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

    1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
         Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

(b) REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940: The Company represents that the fees and charges to be deducted under the variable annuity contract described in the prospectus contained in this registration statement are, in the aggregate, reasonable, in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the contract.

                                   SIGNATURES
         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets the requirements of Securities Act Rule 485 for effectiveness of this Registration Statement and has caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf, in the City of Los Angeles, and the State of California, on this 15th day of September, 2000.

                           VARIABLE ANNUITY ACCOUNT ONE
                                    (Registrant)

                           By: FIRST SUNAMERICA LIFE INSURANCE COMPANY
                                    (Depositor)


                              By: /s/ JAY S. WINTROB
                              ----------------------------------------------
                                    Jay S. Wintrob
                                    President

                           By: FIRST SUNAMERICA LIFE INSURANCE COMPANY
                           (Depositor, on behalf of itself and Registrant)


                              By: /s/ JAY S. WINTROB
                              -----------------------------------------------
                                    Jay S. Wintrob
                                    President



         As required by the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacity and on the dates indicated.

         SIGNATURE                  TITLE                              DATE
         ---------                  -----                              ----
/S/ ELI BROAD                       Chief Executive Officer &          September 15, 2000
--------------------------          Chairman of the Board
Eli Broad                           (Principal Executive Officer)



/s/ MARC H. GAMSIN                  Senior Vice President
--------------------------          & Director
Marc H. Gamsin


/s/ N. SCOTT GILLIS                 Senior Vice President
--------------------------          & Director
N. Scott Gillis


/s/ JAMES R. BELARDI                Senior Vice President
--------------------------          & Director
James R. Belardi


/s/ THOMAS A. BAXTER                      Director
--------------------------
Thomas A. Baxter


/s/ JANA W. GREER                   Senior Vice President
--------------------------          & Director
Jana W. Greer


/s/ VICKI E. MARMORSTEIN                  Director
--------------------------
Vicki E. Marmorstein


/s/ DEBBIE POTASH-TURNER                  Director
--------------------------
Debbie Potash-Turner


/s/ MARGERY K. NEALE                      Director
--------------------------
Margery K. Neale


/s/ LESTER POLLACK                        Director
--------------------------
Lester Pollack


/s/ RICHARD D. ROHR                       Director
--------------------------
Richard D. Rohr


/s/ JAY S. WINTROB                  President & Director
--------------------------
Jay S. Wintrob


/s/ LAWRENCE M. GOLDMAN             Director, Vice President &
--------------------------          Assistant Secretary
Lawrence M. Goldman


/s/ CHRISTINE A. NIXON              Director, Vice President &
--------------------------          Secretary
Christine A. Nixon

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints CHRISTINE A. NIXON and MALLARY L. REZNIK or each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, as fully to all intents as he might or could do in person, including specifically, but without limiting the generality of the foregoing, to (i) take any action to comply with any rules, regulations or requirements of the Securities and Exchange Commission under the federal securities laws; (ii) make application for and secure any exemptions from the federal securities laws; (iii) register additional annuity contracts under the federal securities laws, if registration is deemed necessary. The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents or any of them, or their substitutes, shall do or cause to be done by virtue thereof.

         SIGNATURE                  TITLE                              DATE
         ---------                  -----                              ----
/S/ ELI BROAD                       Chief Executive Officer &          September 15, 2000
--------------------------          Chairman of the Board
Eli Broad                           (Principal Executive Officer)



/s/ MARC H. GAMSIN                  Senior Vice President              September 15, 2000
--------------------------          & Director
Marc H. Gamsin


/s/ N. SCOTT GILLIS                 Senior Vice President              September 15, 2000
--------------------------          & Director
N. Scott Gillis


/s/ JAMES R. BELARDI                Senior Vice President              September 15, 2000
--------------------------          & Director
James R. Belardi


/s/ THOMAS A. BAXTER                      Director                     September 15, 2000
--------------------------
Thomas A. Baxter


/s/ JANA W. GREER                   Senior Vice President              September 15, 2000
--------------------------          & Director
Jana W. Greer


/s/ VICKI E. MARMORSTEIN                  Director                     September 15, 2000
--------------------------
Vicki E. Marmorstein


/s/ DEBBIE POTASH-TURNER                  Director                     September 15, 2000
--------------------------
Debbie Potash-Turner


/s/ MARGERY K. NEALE                      Director                     September 15, 2000
--------------------------
Margery K. Neale


/s/ LESTER POLLACK                        Director                     September 15, 2000
--------------------------
Lester Pollack


/s/ RICHARD D. ROHR                       Director                     September 15, 2000
--------------------------
Richard D. Rohr


/s/ JAY S. WINTROB                  President & Director               September 15, 2000
--------------------------
Jay S. Wintrob


/s/ LAWRENCE M. GOLDMAN             Director, Vice President &         September 15, 2000
--------------------------          Assistant Secretary
Lawrence M. Goldman


                                  EXHIBIT INDEX


Exhibit                    Description
-------                    -----------
 3(b)         Form of Selling Agreement......................
 4            Variable Annuity Contract......................
 4(a)         Individual Retirement Annuity Endorsement......
 5            Application for Contract.......................
 9            Opinion of Counsel.............................
              Consent of Counsel.............................
10            Consent of Independent Accountants.............
14            Diagram and Listing of All Persons Directly
              or Indirectly Controlled By or Under Common
              Control with First SunAmerica Life Insurance
              Company, the Depositor of Registrant...........
